ANNUAL REPORT 2003

Our strategic focus

HAS NOT WAVERED.

OUR CAPABILITIES CONTINUE TO EXPAND.

AND OUR MARKETS REMAIN SUBSTANTIAL.

Molecular Devices

CORP

Molecular Devices Corporation (Nasdaq:MDCC) is a leading supplier of high-performance bioanalytical measurement systems that accelerate and improve drug discovery and other life sciences research. Our systems and consumables enable pharmaceutical and biotechnology companies to leverage advances in genomics, proteomics and combinatorial chemistry by facilitating the high-throughput and cost-effective identification and evaluation of drug candidates. Our solutions are based on our advanced core technologies that integrate our expertise in engineering, chemistry, and molecular and cell biology. We enable our customers to improve research productivity and effectiveness, which ultimately accelerates the complex process of discovering and developing new drugs. For more information, go to www.moleculardevices.com.

to our stockholders

In preparing my thoughts for this year's report to stockholders, I took a look back at what I've said in this forum over the past several years. A few ideas stand out: First, our purpose at Molecular Devices—to provide innovative solutions to accelerate the leading edge of life sciences research—remains a constant, a touchstone that guides virtually everything we do. Second, our strategy remains essentially unchanged; it continues to be focused on product innovation, driven by research and development (R&D) as well as acquisitions and alliances, and on growth generated by new solutions and geographical expansion. And finally, Molecular Devices has continually delivered solid financial performance despite a prolonged slump in our drug discovery and basic life sciences research markets.

In other words, we've been consistent in terms of strategy and performance, which are, of course, inextricably linked. Our strategic focus on innovation has resulted in product solutions that provide avenues for growth in good markets and in bad ones. Coupled with our traditional commitment to prudent financial management, our strategy generated another year of strong results in 2003. Our consistency, along with the substantial opportunities we see in our markets, gives us confidence about our future.

In this year's report, I want to reiterate the elements of our strategy as I outline some of the progress we made during the year.

First, the numbers

Despite the lackluster economic environment, 2003 was a record year for Molecular Devices. Revenues totaled $115.6 million, up 13% from the $102.2 million reported in 2002. We reported net income of $7.7 million, up from the $6.8 million we reported in 2002, which translates to $0.51 on a per-share basis, compared with $0.44 per share in 2002. Significantly, in each quarter of 2003, we reported record revenues and were profitable and cash-flow positive.

evolutionary innovation keeps us at the leading edge...

It has always been part of our strategy to be prudent when it comes to financial management, and this approach was again a hallmark of 2003. Even after repurchasing more than 4% of our outstanding shares, we ended the year with cash and investment balances totaling more than $60 million. The company also remains debt-free. Our financial strength gives us the flexibility to pursue acquisitions in 2004.

Innovation fuels growth

One of the most important strategic weapons we possess is our focus on innovation. Innovation keeps us at the leading edge of life sciences research solutions, which in turn helps our customers be more productive and more effective in their efforts to find new drugs and to explore the boundaries of understanding. Molecular Devices has patented 57 innovations since the company was founded (with another 32 patents pending). More important, innovation is critical to our ability to grow, especially when overall capital spending is weak, as it has been for the past few years. Product and technology innovations are catalysts for growth.

In 2003, 60% of our revenues were derived from products introduced in the past three years, making it the sixth year in a row that we've met our oft-stated goal of generating more than 50% of revenues from recently introduced products. We believe that this is the best metric for judging the success of our R&D and acquisition efforts.

SPECTRAMAX® M2: Molecular Devices was a pioneer in the microplate reader market, and today we are the leader in terms of innovation and market share. Since our first microplate reader product, we have repeatedly introduced new systems with greater, more flexible capabilities. Our most recent solution in this space is the SpectraMax M2, a compact, high-performance system that can replace multiple instruments currently used by life sciences researchers, integrating more capabilities in a single benchtop platform to deliver faster, more precise results.


MARKET SHARE LEADER
IN MICROPLATE READERS
#1


3,000
TESTS PER DAY

BEFORE IONWORKS HT: | AFTER IONWORKS HT:
2 TESTS PER DAY | 3,000 TESTS PER DAY

product and technology innovations
are the catalysts for growth...

The most recent example of how our strategy focused on innovation fuels results is IonWorks, our ion-channel screening solution. We recognized that enabling higher-throughput testing of ion-channel targets offered a substantial new opportunity. In 1999 we began to invest in the technologies to automate patch clamping and to develop a product around them. Our first offering, IonWorks HT, began shipping in 2002; it is on track to become the industry standard for high-throughput ion-channel analysis. Customers in pharmaceutical and biotechnology companies in the United States, Europe and Japan have installed IonWorks systems, and we continue to see excellent opportunities for this unique product in drug discovery and safety profiling.

IonWorks HT is a revolutionary product for our users and for our business. But evolutionary innovation also generates new revenues. For example, in 2003 we introduced the SpectraMax M2, the world's first dual-monochromator, multi-detection microplate reader with a dual-mode cuvette port for fluorescence and absorbance assays. Designed for life sciences researchers, SpectraMax M2 built on our existing expertise in microplate reader technology. This new product exceeded expectations and was one of our most successful product launches ever. Other new hardware products launched in 2003 include the FlexStation™ II and the LMax™ II. Both are new iterations of existing products, with value-added innovations that lead to new sales to both existing customers and new ones.

IONWORKS™ HT: In the search for drugs, pharmaceutical companies are increasingly focused on compounds that affect a cell's ion channels, and ion-channel testing has emerged as a key component of safety profiling. Traditionally, ion-channel tests were extremely time-consuming; a well-trained scientist could perform 10 to 12 tests per day. But with IonWorks HT, the first high-throughput ion-channel screening solution, we developed a system to automate patch clamping and significantly boost research productivity: one system managed by a technician can handle as many as 3,000 tests per day. We are also developing an IonWorks product designed for smaller labs; we expect to launch IonWorks APC in 2004.

consumables represent a growing, and recurring, component of our revenue stream...

Similarly, our well-established FLIPR® systems demonstrate how innovation is an ongoing imperative at Molecular Devices. Introduced in 1997 and continually enhanced since then, FLIPR systems have become the dominant solution for high-throughput screening for G-protein coupled receptors, one of the three major families of drug targets (along with ion channels and kinases). We continue to improve the family of products based on FLIPR technology. Our third-generation FLIPR solution, $FLIPR^3$, led the product line to another record year in 2003. We expect to introduce $FLIPR^{TETRA}$™ in 2004.

Consumables: a growing and recurring revenue stream

Consumable products that make our system solutions easier and more effective to use represent another example of product innovation that our customers have embraced. For stockholders, consumables represent a growing, and recurring, component of our revenue stream. Since intensifying our consumable development effort in 2000, we now offer a portfolio of dozens of reagent kits and other products. In 2003, sales of consumables grew by 26% and accounted for 18% of total revenues. Sales of value-added consumables will continue to be a high-growth opportunity for Molecular Devices in the coming year.

Customer service is another recurring (and profitable) revenue stream for Molecular Devices. Many users contract with us to provide ongoing technical support for their products, and we have approximately 70 people dedicated to customer service and application support. Service revenues grew by 36% in 2003, representing 10% of total revenues.

CONSUMABLES: Molecular Devices has developed a broad and growing portfolio of consumable products that include reagent and other assay kits and PatchPlate™ consumables for IonWorks HT. These consumable products make our customers' testing *efforts more efficient and more effective; and to our* stockholders they represent an important component of revenues and profits. Consumable revenues have grown substantially over the past several years, reaching 18% of total revenues in 2003. We will continue to add new consumables to our portfolio.


18%
FLIPR
Fluorescence
Imaging Plate
Membrane
Component A
Product:
Lot:
Molecular

1999: 6% OF TOTAL REVENUES FROM CONSUMABLES

2003: 18% OF TOTAL REVENUES FROM CONSUMABLES


1,000x

MICROPLATE-BASED CELLULAR IMAGING AT UP TO 1,000x

strategic acquisitions and alliances also generate opportunities for growth...

Investing in acquisitions and alliances

Innovation is a result of internal research and development activity—Molecular Devices spent $18.7 million on R&D in 2003 (16% of total revenues)—but is also driven by partnerships and alliances. This is another component of our strategic platform that we have consistently and effectively used to generate opportunities for growth.

Our most recent acquisition was in 2002 when we bought Universal Imaging and its content-rich solutions for cellular imaging, particularly the automated, high-throughput biology platform Discovery-1. Leveraging our global presence and distribution capability helped this product reach a broader potential market, and our customers benefited from its complementary functionality. Its penetration into secondary screening labs accelerated in 2003. We will continue to look for opportunities to acquire products or technologies that complement our mission and mesh with our strategic focus.

A growing global presence

Our business is a global one because the segments we serve—drug discovery research among pharmaceutical and biotechnology companies and more-basic life sciences research in educational institutions and the private sector—are located throughout the world. The growth of our business, along with some of our acquisitions, has enabled us to establish a local presence in the United Kingdom, Germany, Japan, Norway, France and Spain as well as, of course, North America. We plan to deploy even more direct sales capabilities in new countries in 2004 to extend our reach around the world.

DISCOVERY-1™: A 2002 acquisition gave Molecular Devices an important new capability to deliver to customers: cellular and subcellular imaging technology. Two products, MetaMorph® software and the Discovery-1 integrated imaging system, give researchers a new set of tools for looking inside cells during the assay process, significantly strengthening our leadership position in cellular assays. By supplying much richer analytical content and information, these products deliver high-throughput biology.

Substantial markets, growing demand

In 2003 the drug discovery market accounted for 45% of total revenues; life sciences accounted for 55%. We will continue to focus on these two broad market segments. Both offer substantial opportunities for Molecular Devices, and both continue to grow, driven by technological advances like the human genome and proteomics projects. Research and development spending on drug discovery is estimated at $70 billion in 2004 and is expected to increase at a rate of 5% to 8% annually. Fundamental life sciences research is also a substantial market; it's more difficult to estimate, but a useful proxy is the research budget of the National Institutes of Health, which are expected to spend approximately $27 billion in 2004.

Finding a new drug is painstakingly difficult and enormously expensive; each new chemical entity is estimated to cost more than $1 billion. Our solutions make that process easier and faster, and that's why they are in demand. High-throughput screening systems greatly increase testing productivity. Our assay kits make screening easier to perform and more effective. And imaging solutions like Discovery-1 give researchers more-detailed information about what actually happens within cells as they are being tested. Molecular Devices has an important role to play in the search for better, more effective pharmaceuticals and in the fundamental research that lays the foundation for this search.

Molecular Devices is a technology company, but it is our people who develop that technology and transform it into a substantial, and growing, portfolio of solutions. It is our people who ensure that our customers can get the most value from their Molecular Devices solutions. It is our people who turn potential into results. I'd like to thank each of them for their efforts in 2003. I'm confident they will continue to perform well in 2004 and beyond.

As always, I also acknowledge the important role of our customers. They are the ones truly at the leading edge of life sciences research; their relentless demand for new capabilities and their desire to push forward drive our efforts at Molecular Devices. Finally, of course, I thank you, our stockholders, for your support. We are working hard to merit that support by striving to increase the value of your company.

Sincerely,





Joseph D. Keegan, Ph.D.
President and Chief Executive Officer

financial highlights

(YEARS ENDED DECEMBER 31,)

CONSOLIDATED STATEMENTS OF OPERATIONS DATA: (In thousands, except per-share data)	2003	2002	2001
Revenues	**$ 115,581**	$ 102,157	$ 92,231
Gross profit	**72,325**	61,596	56,693
Income (loss) from operations	**10,189**	8,159	(4,418)[1]
Net income (loss)	**7,742**	6,805	(5,237)[1]
Diluted net income (loss) per share	**$ 0.51**	$ 0.44	$ (0.32)[1]

CONSOLIDATED BALANCE SHEET DATA: (In thousands)	2003	2002	2001
Cash, cash equivalents, short and long-term investments	**$ 60,110**	$ 53,783	$ 67,257
Working capital	**87,305**	84,851	99,422
Total assets	**166,913**	162,901	152,361
Total stockholders' equity	**145,538**	142,804	137,485

(1) Loss from operations in 2001 included a $12.6 million write-off for the acquisition of in-process research and development related to our acquisition of Cytion S.A.

United States
Securities and Exchange Commission

Washington, D.C. 20549

FORM 10-K

[x] Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2003

or

[ ]Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the transition period from _____ to _____.

Commission File Number 0-27316

MOLECULAR DEVICES CORPORATION

(Exact name of Registrant as specified in its charter)

DELAWARE	94-2914362
(State or other jurisdiction of Incorporation or organization)	(I.R.S. Employer Identification Number)
1311 ORLEANS DRIVE, SUNNYVALE, CALIFORNIA	94089
(Address of principal executive offices)	(Zip code)

(408) 747-1700
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:
NONE

Securities registered pursuant to Section 12(g) of the Act:
TITLE OF EACH CLASS
COMMON STOCK, $.001 PAR VALUE

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES [X] NO [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2). Yes [X] No [ ]

The aggregate market value of the voting stock held by non-affiliates of the Registrant as of June 30, 2003, based upon the last sale price reported for such date on the Nasdaq National Market, was $110,866,693. *

The number of outstanding shares of the Registrant's Common Stock as of March 5, 2004 was 14,215,003.

DOCUMENTS INCORPORATED BY REFERENCE

Specified portions of the Proxy Statement for Registrant's 2004 Annual Meeting of Stockholders are incorporated by reference into Part III of this Form 10-K Report.

* Excludes approximately 7,957,993 shares of common stock held by directors, officers and holders of 5% or more of the Registrant's outstanding Common Stock at June 30, 2003. Exclusion of shares held by any person should not be construed to indicate that such person possesses the power, direct or indirect, to direct or cause the direction of the management or policies of the Registrant, or that such person is controlled by or under common control with the Registrant.

table of contents
molecular devices corporation

part I

Item 1. Business

THE COMPANY

Except for the historical information contained herein, the following discussion contains "forward-looking" statements. For this purpose, any statements that are not statements of historical fact may be deemed to be forward-looking statements. Words such as "believes," "anticipates," "plans," "predicts," "expects," "estimates," "intends," "will," "continue," "may," "potential," "should" and similar expressions are intended to identify forward-looking statements. There are a number of important factors that could cause our results to differ materially from those indicated by these forward-looking statements, including, among others, those discussed in this item under "Business Risks" as well as under "Qualitative and Quantitative Disclosures about Market Risk" and the risks detailed from time to time in the Company's future SEC reports.

We are a leading supplier of high-performance bioanalytical measurement systems that accelerate and improve drug discovery and other life sciences research. Our systems and consumables enable pharmaceutical and biotechnology companies to leverage advances in genomics, proteomics and combinatorial chemistry by facilitating the high-throughput and cost-effective identification and evaluation of drug candidates. Our solutions are based on our advanced core technologies that integrate our expertise in engineering, molecular and cell biology and chemistry. We enable our customers to improve research productivity and effectiveness, which ultimately accelerates the complex process of discovering and developing new drugs.

We were incorporated in California in 1983 and reincorporated in Delaware in 1995.

INDUSTRY BACKGROUND

Over the past decade, research in the life sciences has accelerated as funding from major private and public sources has more than doubled. This increase in research activity has yielded discoveries that are currently fueling a revolution in our understanding of human health and disease. One recent milestone, the sequencing of the human genome, was widely celebrated not only as an important scientific advance in itself, but also as a starting point for a much broader exploration of fundamental biological processes. The genome map is significant because genes provide the code that cells use to make proteins, and proteins play a central role in every aspect of the body's functioning. Learning which genes code for various proteins, which proteins are involved in different biological events, and how these proteins function or malfunction are all challenges that are now being tackled by scientists on an unprecedented scale. By better understanding biology at the level of proteins and cells, researchers hope to discover the underlying causes of human disease and determine new ways to treat it.

Because of their critical role in the body, proteins that malfunction or are present in abnormal quantities can cause problems that are manifested as diseases. Drugs typically fight illness by binding to such proteins, known as "targets," and modifying their behavior to reduce their disease-causing effects. Collectively, all of the drugs currently on the market are aimed at approximately 400 distinct protein targets in the human body. The human genome map has revealed the existence of an additional 3,000-5,000 targets that may be associated with a variety of diseases. This expansion in the number of potential drug targets is driving increased activity in two areas of scientific inquiry, basic life sciences research and drug discovery.

Understanding the role of proteins in human health and disease is a goal of basic life sciences research, which is conducted by a wide variety of pharmaceutical, biotechnology, academic and other organizations. Once a protein's role in disease is understood, the task of finding a drug that acts on the protein and treats the disease is undertaken primarily by pharmaceutical and biotechnology companies. These companies typically own "libraries" of drug candidates comprising hundreds of thousands, or even millions, of chemical compounds. In order to determine which compounds are effective against a particular target, a test must be developed to detect whether a compound has modified the behavior of the target, then this test must be repeated for each compound in the library. In recent years, this "screening" process has become industrialized as companies have invested in automated, high-throughput equipment to handle the increasing numbers of new targets and compounds. The type of technology researchers use when they screen drug candidates depends upon the class of target that they are investigating.

Drug targets can be grouped into several classes based on their biological characteristics. The targets in a particular class tend to share similar behaviors, such as their ability to bind to small drug molecules. Researchers, particularly in pharmaceutical companies, tend to focus their efforts on those classes that are most involved in important health conditions and most readily modified by drugs. Because they fulfill these key requirements, three target classes known as G-protein coupled receptors, kinases and ion channels are the subject of over 60% of all drug discovery research.

G-PROTEIN COUPLED RECEPTORS

More than half of existing drugs act on G-protein coupled receptors, or GPCRs, and more than 30% of current research activity is focused on this target class. Residing on the surfaces of cells, GPCRs are proteins that are involved in critical biological processes such as cardiovascular and central nervous system functioning. Diseases of these systems have been linked to GPCRs, and GPCRs are also known to play a role in a variety of other conditions such as diabetes and cancer. Scientists have identified and characterized over 100 GPCRs. However, genomic data now suggests that the number of distinct human GPCRs may be as great as 1,000. This information has resulted in increased research efforts to characterize the hundreds of unknown GPCRs and understand their disease associations.

We offer products that enable a full range of GPCR-related research, from identifying new GPCRs to screening drug candidates for GPCR activity. In drug discovery, the most widely accepted GPCR test involves the detection of a calcium release that occurs in cells when a GPCR is activated. We were the pioneer in automating this assay and remain the industry leader in GPCR screening. We provide customers with complete instrument and reagent solutions including the Fluorometric Imaging Plate Reader (FLIPR®), the FlexStation™ and proprietary assay kits for performing GPCR analysis.

KINASES

Kinases are enzymes that control many of the pathways through which cellular signals are conducted. Because signaling is a key aspect of cell activity, kinases are centrally involved in a large number of biological processes. Genomic research indicates that humans have approximately 500 different kinases, and errors in their function can result in conditions such as cancer, inflammation and diabetes. Kinases, along with their counterparts phosphatases, account for over 21% of research activity, and every pharmaceutical company is currently developing kinase-inhibiting drugs.

We offer solutions for kinase screening that avoid some of the major drawbacks of other technologies. Many existing methods for testing kinases involve multiple steps and require radioactive labels or the production of antibodies, a time-consuming and expensive process. Our approach uses a technology called fluorescence polarization (FP) to perform kinase assays in a single step and without radioactivity or antibodies. This technique is enabled by our Analyst instrument, which is the industry standard for FP detection, and our proprietary IMAP® reagent kits.

ION CHANNELS

Ion channels are proteins that reside on cell membranes and control the flow of charged atoms through these membranes. Disorders of the cardiovascular and central nervous systems, as well as conditions such as diabetes and asthma, have been linked to ion channels. Additionally, some severe and even fatal side effects of drugs result from their unintended interference with ion channel activity. In recent years, the withdrawal of a number of high-profile drugs from the market due to their impact on ion channels has dramatically increased the interest of pharmaceutical companies in testing for this safety problem early in the development process.

The influence of chemical compounds on the activity of ion channels is difficult to test. While some indirect methods are available, the most valuable information is provided by a direct approach called "patch clamping," which is slow and tedious. To address this problem, we offer IonWorks HT™, an automated patch clamping system that dramatically increases ion channel assay throughput.

OUR PRODUCTS

We offer a full range of high-performance bioanalytical systems including specialized screening solutions for the three major target classes and a variety of general-purpose research instruments. We group our product offerings into two categories, Drug Discovery and Life Sciences Research, to reflect the markets they primarily address. We had revenues of $115.6 million in 2003, $102.2 million in 2002, and $92.2 million in 2001. Most of our products use optical technologies

to detect the results of biological tests that occur in microplates. A microplate is a disposable vessel comprised of a standardized array of 96, 384 or 1,536 wells that are similar to small test tubes. This format has been widely adopted by scientists because it allows many experiments to be performed in parallel, enhancing the efficiency of research efforts. In recent years, customers have increasingly sought the cost and throughput benefits of the higher-density 384 and 1,536 well configurations, a trend that we expect to continue.

DRUG DISCOVERY PRODUCTS

Our Drug Discovery systems, which represented 45% of our total revenues in 2003 and 2002 and 48% of our total revenues in 2001, are used to screen large numbers of chemical compounds to assess their effects on disease targets.

FLIPR System and Reagent / Assay Kits

Since its introduction in 1995, our FLIPR system has become the industry standard for GPCR screening. FLIPR addresses a key market need for automating a common GPCR test based on the phenomenon of calcium flux. The activation of many types of GPCRs triggers a release of calcium within the cell, an event that can be detected using a calcium-sensitive fluorescent dye. Because this assay requires live cells and produces only a brief signal, it cannot be performed on standard bioanalytical instruments. FLIPR's optical and fluidic systems are specialized for this type of assay, automating the process and enabling multiple experiments to be performed simultaneously in microplates. Because of its unique configuration, FLIPR is also able to perform other complex live cell assays, such as detecting changes in cellular membrane potential. Our FLIPR instrumentation is complemented by our FLIPR reagent kits, which use a proprietary technology to reduce the number of steps involved in GPCR or membrane potential testing.

- FLIPR^2. This product is the second generation FLIPR instrument. It combines all of the benefits of the original FLIPR with new automation capabilities and the ability to analyze samples in both 384 well and 96 well microplates. FLIPR^2 can screen as many as 50,000 samples daily, and offers optional integrated plate stacker and washer accessories that can dramatically reduce the need for human intervention during sample processing. In addition, the instrument also incorporates interfaces that enable it to integrate into automated screening lines.

- FLIPR^3. The third generation FLIPR product, FLIPR^3 is a more sensitive, higher-throughput version of FLIPR^2. It also incorporates a new detection mode, luminescence, expanding the menu of applications that can be performed on the FLIPR platform.

- FLIPR Assay Kits. This product family includes the FLIPR Calcium Kit, the FLIPR Calcium Plus Kit, the FLIPR Calcium 3 Kit and the FLIPR Membrane Potential Kit. By eliminating a step in the assay protocol, these kits can significantly increase throughput, reduce costs and increase screening efficiency. The FLIPR Calcium Kit addresses the most popular assay performed on the FLIPR system for detecting the activation of GPCRs. The FLIPR Calcium Plus Kit and the FLIPR Calcium 3 Kit extend the applicability of this assay by allowing researchers to test problematic but important targets such as chemokines and other small peptides. In addition, these kits offer a significant improvement in data quality compared to traditional methods. The FLIPR Membrane Potential Kit allows researchers to measure changes in the electrical potential across live cell membranes, a key indicator of ion channel activity.

Analyst® System and Reagent Kits

Our Analyst family of products provides a novel solution for kinase screening as well as industry-leading flexibility and throughput for a wide range of other assays. Instruments in this family feature several different detection technologies, allowing customers to choose the one that is optimal for their particular screen. One of these detection modes, fluorescence polarization (FP), has become popular in recent years because it enables assays to be performed with greatly simplified protocols. We were pioneers in developing the market for FP and we have successfully applied this technology to the area of kinase screening. Traditionally, tests of kinase activity have been performed using multi-step protocols that involve radioactive labels or highly specific antibodies. Because radioactivity is hazardous and antibody production is practical for only a small number of kinases, customers have sought better assays as the popularity of kinase targets has increased. To address this, we developed IMAP, a simple, non-radioactive, antibody-free technology that allows accurate determination of enzyme activity for a wide variety of kinases, and phosphatases.

measurements. The Gemini XS (Extra Sensitive), introduced in 2000, extends the Gemini franchise by significantly improving sensitivity and adding well scanning capability which allows researchers to perform more complex cell based assays.

- Gemini EM. The Gemini EM expands the capabilities of the Gemini XS through several new features, including the ability to read microplates from either the top or the bottom. These features expand the menu of applications that can be performed on the Gemini platform to include cell-based assays.
- LMax™ II and Lmax II384. LMax is our first reader to offer customers sensitive luminescence detection in a bench-top instrument. In 2003, we introduced a new generation of LMax with improved sensitivity and the capability to integrate with laboratory robots.
- SpectraMax M2. This multimode reader features both absorbance and fluorescence detection and includes two scanning monochrometers and PathCheck Sensor technology.

FlexStation

Our FlexStation system is a benchtop workstation that integrates liquid handling and detection and has applications in drug discovery as well as life sciences research. This product offers flexibility to address a wide range of research applications by combining both multi-channel, plate-to-plate fluid transfer and fluorescence measurement in one system. For drug discovery applications, FlexStation provides a convenient means of developing assays for later transfer to higher-throughput screening. For basic and applied research in life sciences, the flexibility of this system enables scientists to develop, optimize, and run their assays on one system with the same small footprint as a standard benchtop microplate reader. In 2003, we introduced a new generation of FlexStation comprising two instruments, FlexStation II and FlexStation II384.

We offer four proprietary reagent kits that are based on our successful FLIPR assay technology and are optimized to perform on the FlexStation system. These products are our FlexStation Calcium Flux Assay Kit, FlexStation Calcium Plus Assay Kit, FlexStation Calcium 3 Assay Kit and FlexStation Membrane Potential Assay Kit.

MetaMorph Software

MetaMorph is a suite of software products for the acquisition and analysis of detailed cellular images. The software works in tandem with microscope and camera systems to enable researchers to acquire images of cells and quantify and analyze the images in a variety of ways. The product family, developed by our UIC subsidiary, consists of the following software packages:

- MetaMorph. The latest version of UIC's flagship product is a state-of-the-art software package for capturing and analyzing cellular images. MetaMorph's functions include control of a wide variety of imaging devices as well as a large menu of tools for image processing and analysis.
- MetaFluor®. MetaFluor software allows researchers to image and analyze ratiometric indicators of intracellular events.
- MetaVue™. A lower-cost version of MetaMorph, MetaVue is an entry-level product tailored to common imaging applications.

We sell MetaMorph software either as a stand-alone product or as part of an integrated system including a camera, software and peripherals. We are an authorized reseller of cameras and peripheral equipment for several major manufacturers, including Nikon and Roper. Additionally, we have authorized several value-added resellers, who integrate multiple components to create complete imaging systems, to distribute MetaMorph.

Skatron

We acquired a line of liquid handling systems, primarily washers, through our acquisition of Skatron Instruments AS in 1999. Washers are used to dispense and remove fluid from microplates and are used as an integral step during the course of many assays. The Skatron products bring a complete line of state-of-the-art microplate washers and other related tools, including cell harvesters, to the Life Sciences Research product family. These products include a variety of cell and plate washers that offer 96, 384 and 1536 well dispensing and washing capabilities.

to detect the results of biological tests that occur in microplates. A microplate is a disposable vessel comprised of a standardized array of 96, 384 or 1,536 wells that are similar to small test tubes. This format has been widely adopted by scientists because it allows many experiments to be performed in parallel, enhancing the efficiency of research efforts. In recent years, customers have increasingly sought the cost and throughput benefits of the higher-density 384 and 1,536 well configurations, a trend that we expect to continue.

DRUG DISCOVERY PRODUCTS

Our Drug Discovery systems, which represented 45% of our total revenues in 2003 and 2002 and 48% of our total revenues in 2001, are used to screen large numbers of chemical compounds to assess their effects on disease targets.

FLIPR System and Reagent/Assay Kits

Since its introduction in 1995, our FLIPR system has become the industry standard for GPCR screening. FLIPR addresses a key market need for automating a common GPCR test based on the phenomenon of calcium flux. The activation of many types of GPCRs triggers a release of calcium within the cell, an event that can be detected using a calcium-sensitive fluorescent dye. Because this assay requires live cells and produces only a brief signal, it cannot be performed on standard bioanalytical instruments. FLIPR's optical and fluidic systems are specialized for this type of assay, automating the process and enabling multiple experiments to be performed simultaneously in microplates. Because of its unique configuration, FLIPR is also able to perform other complex live cell assays, such as detecting changes in cellular membrane potential. Our FLIPR instrumentation is complemented by our FLIPR reagent kits, which use a proprietary technology to reduce the number of steps involved in GPCR or membrane potential testing.

- FLIPR^2. This product is the second generation FLIPR instrument. It combines all of the benefits of the original FLIPR with new automation capabilities and the ability to analyze samples in both 384 well and 96 well microplates. FLIPR^2 can screen as many as 50,000 samples daily, and offers optional integrated plate stacker and washer accessories that can dramatically reduce the need for human intervention during sample processing. In addition, the instrument also incorporates interfaces that enable it to integrate into automated screening lines.

- FLIPR^3. The third generation FLIPR product, FLIPR^3 is a more sensitive, higher-throughput version of FLIPR^2. It also incorporates a new detection mode, luminescence, expanding the menu of applications that can be performed on the FLIPR platform.

- FLIPR Assay Kits. This product family includes the FLIPR Calcium Kit, the FLIPR Calcium Plus Kit, the FLIPR Calcium 3 Kit and the FLIPR Membrane Potential Kit. By eliminating a step in the assay protocol, these kits can significantly increase throughput, reduce costs and increase screening efficiency. The FLIPR Calcium Kit addresses the most popular assay performed on the FLIPR system for detecting the activation of GPCRs. The FLIPR Calcium Plus Kit and the FLIPR Calcium 3 Kit extend the applicability of this assay by allowing researchers to test problematic but important targets such as chemokines and other small peptides. In addition, these kits offer a significant improvement in data quality compared to traditional methods. The FLIPR Membrane Potential Kit allows researchers to measure changes in the electrical potential across live cell membranes, a key indicator of ion channel activity.

Analyst® System and Reagent Kits

Our Analyst family of products provides a novel solution for kinase screening as well as industry-leading flexibility and throughput for a wide range of other assays. Instruments in this family feature several different detection technologies, allowing customers to choose the one that is optimal for their particular screen. One of these detection modes, fluorescence polarization (FP), has become popular in recent years because it enables assays to be performed with greatly simplified protocols. We were pioneers in developing the market for FP and we have successfully applied this technology to the area of kinase screening. Traditionally, tests of kinase activity have been performed using multi-step protocols that involve radioactive labels or highly specific antibodies. Because radioactivity is hazardous and antibody production is practical for only a small number of kinases, customers have sought better assays as the popularity of kinase targets has increased. To address this, we developed IMAP, a simple, non-radioactive, antibody-free technology that allows accurate determination of enzyme activity for a wide variety of kinases, and phosphatases.

- Analyst HT. This instrument features seven detection modes and the ability to read 96 and 384 well microplates. Analyst HT is compatible with automation equipment and performs up to 70,000 tests per day.
- Analyst AD. *Designed to complement the Analyst HT, this instrument allows researchers to develop tests for* screening compounds against a target of interest.
- Analyst GT. The next generation of the Analyst platform, this system features increased sensitivity, which allows it to read 1,536 well microplates. Analyst GT has the capacity to screen over 400,000 wells per day.
- ScreenStation™. This instrument integrates the detection capabilities of the Analyst platform with assay assembly, providing a highly automated screening system.
- IMAP Assay Kits. A proprietary bead-based platform, IMAP allows researchers to determine the activity of kinases, phosphatases and phosphodiesterases in a simple, non-radioactive format. We currently offer 18 kits that feature the most popular kinases for screening. In addition to the kits, the IMAP platform is also available to customers through our technology access program, which allows researchers to apply this extremely flexible technology to a wide variety of protein kinase targets.
- HEFP™ Assay Kits. *This family of kits is optimized for use on the Analyst platform and includes the* STX-1™ Assay Kit for measuring the activity of serine/threonine kinases, the TKXtra™ Assay Kit for detecting additional kinases and the cAMP Assay Kit for measuring an important indicator of cellular signaling.
- CatchPoint™ Assay Kits. This product line uses a more sensitive and simpler format than traditional methods and includes assay kits for cAMP, cGMP and tyrosine kinase.

IonWorks HT and PatchPlate™

In 2002, we launched IonWorks HT, a first-of-a-kind product for ion channel screening. Traditionally, the most valuable information on ion channel activity has been obtained through patch clamping, a time-consuming, low-throughput method that is best performed by highly skilled scientists. The few higher-throughput alternatives that are available use indirect methods to assay ion channels, an approach that yields less useful data than patch clamping. IonWorks HT is an automated system that obtains the same high-quality information from cells as conventional patch clamping, but at a much faster rate and requiring far less operator skill. While traditional patch clamping may allow researchers to test only 5-15 compounds per day, IonWorks HT operates at speeds of up to 3,000 data points per day. The system consists of an instrument and a proprietary consumable, the PatchPlate.

Discovery-1™

Discovery-1, our first generation high-throughput, high-resolution imaging instrument, was developed by our Universal Imaging Corporation ("UIC") subsidiary. The system comprises instrumentation and a specialized version of our MetaMorph® software, which together enable the automated imaging and analysis of individual cells in microplates. Following the completion of the human genome map, the acceleration of efforts to study the activity of proteins within cells and to characterize the many unknown drug targets has created a need for better ways to visualize cellular events . Life sciences researchers generally use microscopes to view activity inside a cell, using software such as MetaMorph to capture and analyze the images they obtain. However, in a drug screening environment, greater throughput is required than can be achieved through traditional microscope studies. Discovery-1 automates the process of acquiring detailed images of individual cells and allows researchers to do so in the automation-friendly format of a microplate. The MetaMorph software that is included in the Discovery-1 system provides efficient and flexible analysis of the complex images captured by the instrument.

CLIPR™ System

Our Chemiluminescence Imaging Plate Reader, or CLIPR, system was introduced in 1999. It satisfies a key demand from pharmaceutical companies for live cell analysis at an ultra high-throughput rate using luminescence technology. This allows customers to perform popular assays, such as those involving reporter genes, at rates of up to 200,000 wells per day. CLIPR's applications also include non-cell-based assays such as SPA, which is among the most frequently

performed tests in the drug discovery market. These applications complement those of our other Drug Discovery systems, offering solutions for a wide range of different target classes.

LIFE SCIENCES RESEARCH PRODUCTS

Our Life Sciences Research products, which represented 55% of total revenues in 2003 and 2002 and 52% of total revenues in 2001, encompass our Maxline™, FlexStation, Skatron, Threshold® and MetaMorph product lines. The Maxline and FlexStation families of products consist primarily of advanced microplate readers. Microplate readers have become one of the most fundamental tools used in life sciences research by addressing the increasing need for the acquisition and processing of large quantities of biochemical and biological data. Because of the productivity gains offered by their multi-sample format, microplates have largely replaced test tubes and cuvettes for many life sciences applications.

The basic principles of microplate readers are that light from an appropriate source is directed to a wavelength selection device, such as a monochromator, and its intensity is measured either before and after, or just after, passing through each of the sample wells of a microplate. Application of a mathematical formula to the light intensity measurements of each microplate well provides a measure of the sample present in the well. One type of measurement, known as optical density, is proportional to the concentration of the substance that is being measured. Other important types of light intensity measurement are fluorometry and luminometry, both of which provide quantitative information comparing the different samples in a microplate with each other.

Maxline Detection Systems

Our Maxline strategy has been to continue to introduce new products that include first-of-a-kind features, as well as to offer varying feature sets and price points to address different market segments. We have historically focused on the premium end of the microplate reader market through offering products with advanced capabilities. Some of the first-of-a-kind features that we have pioneered include the first reader and software capable of kinetic analysis, the first monochromator-based reader that enabled continuous wavelength selection and the first reader capable of performance comparable to a spectrophotometer. In each case, we believe that the innovation helped expand the utility of microplate readers and, more broadly, the available market for microplate readers. Our Maxline family currently includes the following primary products:

- EMax®. This product is aimed at the market for traditional microplate readers that do not require kinetic capability. We introduced it to provide a reader for customers in academia and other customers with restricted capital budgets.
- VMax®. This was the first microplate reader to offer kinetic read capability and is designed to address the needs of biochemists.
- VersaMax™. The VersaMax is our low cost variable wavelength offering that provides kinetic capability and temperature control.
- SpectraMax® 340PC^{384}. This product is a visible range microplate spectrophotometer, offering tunability and the additional capability of our patented PathCheck Sensor technology, which corrects common variability problems across wells of microplates.
- SpectraMax 190. The predecessor to this product was the world's first microplate reader that incorporated a monochromator for continuous wavelength selection. Wavelength selection provides for enhanced convenience and flexibility in assay design. In addition, the SpectraMax 190 also includes our patented PathCheck Sensor technology.
- SpectraMax Plus^{384}. The SpectraMax Plus^{384} combines the high-throughput of a microplate reader with the performance of a cuvette-based spectrophotometer as a result of our patented PathCheck Sensor technology. It is capable of reading wavelengths as short as 190 nanometers and as long as 1,000 nanometers, the equivalent range to a spectrophotometer, and is compatible with both 96-well and 384-well microplates.
- Gemini XS. Gemini was the world's first dual-scanning microplate spectrofluorometer. By incorporating two scanning monochromators, the Gemini allows the user to automatically optimize the instrument setting for the particular assay characteristics as well as for every fluorophore that is in use today. Gemini also was our first microplate reader capable of multi-mode operation, in that the product is capable of fluorescence, luminescence and time-resolved fluorescence

measurements. The Gemini XS (Extra Sensitive), introduced in 2000, extends the Gemini franchise by significantly improving sensitivity and adding well scanning capability which allows researchers to perform more complex cell based assays.

- Gemini EM. The Gemini EM expands the capabilities of the Gemini XS through several new features, including the ability to read microplates from either the top or the bottom. These features expand the menu of applications that can be performed on the Gemini platform to include cell-based assays.
- LMax™ II and Lmax II^{384}. LMax is our first reader to offer customers sensitive luminescence detection in a bench-top instrument. In 2003, we introduced a new generation of LMax with improved sensitivity and the capability to integrate with laboratory robots.
- SpectraMax M2. This multimode reader features both absorbance and fluorescence detection and includes two scanning monochrometers and PathCheck Sensor technology.

FlexStation

Our FlexStation system is a benchtop workstation that integrates liquid handling and detection and has applications in drug discovery as well as life sciences research. This product offers flexibility to address a wide range of research applications by combining both multi-channel, plate-to-plate fluid transfer and fluorescence measurement in one system. For drug discovery applications, FlexStation provides a convenient means of developing assays for later transfer to higher-throughput screening. For basic and applied research in life sciences, the flexibility of this system enables scientists to develop, optimize, and run their assays on one system with the same small footprint as a standard benchtop microplate reader. In 2003, we introduced a new generation of FlexStation comprising two instruments, FlexStation II and FlexStation II^{384}.

We offer four proprietary reagent kits that are based on our successful FLIPR assay technology and are optimized to perform on the FlexStation system. These products are our FlexStation Calcium Flux Assay Kit, FlexStation Calcium Plus Assay Kit, FlexStation Calcium 3 Assay Kit and FlexStation Membrane Potential Assay Kit.

MetaMorph Software

MetaMorph is a suite of software products for the acquisition and analysis of detailed cellular images. The software works in tandem with microscope and camera systems to enable researchers to acquire images of cells and quantify and analyze the images in a variety of ways. The product family, developed by our UIC subsidiary, consists of the following software packages:

- MetaMorph. The latest version of UIC's flagship product is a state-of-the-art software package for capturing and analyzing cellular images. MetaMorph's functions include control of a wide variety of imaging devices as well as a large menu of tools for image processing and analysis.
- MetaFluor®. MetaFluor software allows researchers to image and analyze ratiometric indicators of intracellular events.
- MetaVue™. A lower-cost version of MetaMorph, MetaVue is an entry-level product tailored to common imaging applications.

We sell MetaMorph software either as a stand-alone product or as part of an integrated system including a camera, software and peripherals. We are an authorized reseller of cameras and peripheral equipment for several major manufacturers, including Nikon and Roper. Additionally, we have authorized several value-added resellers, who integrate multiple components to create complete imaging systems, to distribute MetaMorph.

Skatron

We acquired a line of liquid handling systems, primarily washers, through our acquisition of Skatron Instruments AS in 1999. Washers are used to dispense and remove fluid from microplates and are used as an integral step during the course of many assays. The Skatron products bring a complete line of state-of-the-art microplate washers and other related tools, including cell harvesters, to the Life Sciences Research product family. These products include a variety of cell and plate washers that offer 96, 384 and 1536 well dispensing and washing capabilities.

Threshold System

Our Threshold system is comprised of a detection instrument and proprietary reagents. Our Threshold system incorporates a proprietary technology to quantitate a variety of biomolecules such as DNA, proteins and mRNA rapidly and accurately. The demand for systems that can quantitate contaminants in the manufacturing and quality control of bioengineered products is a result of the growing number of biopharmaceutical therapeutics both entering clinical trials and receiving regulatory approval for commercial sale. The Threshold system emerged from a need by biopharmaceutical companies for more sensitive and reproducible methods to detect contaminants in biopharmaceuticals during the manufacturing and quality control process. The Threshold family of products includes a workstation, software and consumable reagent kits.

OTHER SOFTWARE AND CUSTOMER SERVICE

All of our instrument products incorporate internally designed and developed software that is sold as an integral part of the instrument system. We believe that our software is an important differentiator for our instrument products relative to the competition based on its ease-of-use and advanced data analysis capabilities.

Our service and support offerings include field service, customer support, applications assistance and training through an organization of factory-trained and educated service and application support personnel around the world. We offer services to our installed base of customers on both a contract and time and materials basis and we offer a variety of post-warranty contract options for all our instrument offerings that customers may purchase. Our installed base provides us with stable, recurring after-market service and support revenue, as well as product upgrade and replacement opportunities.

RESEARCH AND DEVELOPMENT

Our research and development team included 106 full time employees as of December 31, 2003. We have typically invested 16% to 21% of our revenues in research and development, which has resulted in a strong track record of technological innovation. 60% of our revenues in 2003 were derived from products that we introduced in the last three years. Our research and development expenditures were approximately $18.7 million in 2003, $18.0 million in 2002 and $15.1 million in 2001.

Our research and development activities are focused on:

- broadening our technology solution, including development of new proprietary reagent kits and additional solutions for automated cell electrophysiology measurements;
- providing more sensitive quantitative evaluation of biological events;
- providing greater throughput capability, especially with smaller sample volumes; and
- developing increasingly sophisticated data management and analysis capability.

MARKETING AND CUSTOMERS

Our sales and marketing organization included 164 full time employees in North America, Europe and Japan as of December 31, 2003. We distribute our products primarily through direct sales representatives in North America. We have subsidiaries in the United Kingdom, Germany and Japan responsible for selling and servicing our products. Our direct sales effort is supported by a team of service, technical and applications specialists employed by us. We also sell our products through international distributors, most of which enter into distribution agreements with us that provide for exclusive distribution arrangements and minimum purchase targets. Such agreements also generally prohibit the distributors from designing, manufacturing, promoting or selling any products that are competitive with our products.

Our customers include leading pharmaceutical and biotechnology companies as well as medical centers, universities, government research laboratories and other institutions throughout the world. One customer accounted for approximately 5% of our total 2003 revenues.

Sales to customers outside the United States accounted for 39%, 39% and 36% of total revenues in 2003, 2002 and 2001, respectively, and total sales denominated in foreign currencies accounted for 32%, 31% and 31% of total revenues

in 2003, 2002 and 2001, respectively. We anticipate that international sales will account for an increasing percentage of revenues in the future. We expect to continue expanding our international operations in order to take advantage of increasing international market opportunities resulting from worldwide growth in the life sciences industry.

MANUFACTURING

We manufacture our products at our facilities in Sunnyvale, California and Norway. Both of these facilities are ISO 9000:2000 certified. We assemble the Discovery-1 system at our facility in Downingtown, Pennsylvania, which is also ISO 9000:2000 certified. We manufacture our own components where we believe it adds significant value, but we rely on suppliers for the manufacture of selected components and subassemblies, which are manufactured to our specifications. We conduct all final testing and inspection of our products. We have established a quality control program, including a set of standard manufacturing and documentation procedures intended to ensure that, where required, our products are manufactured to comply with good manufacturing practices.

PATENTS AND PROPRIETARY TECHNOLOGIES

We protect our proprietary rights from unauthorized use by third parties to the extent that our proprietary rights are covered by valid and enforceable patents or are effectively maintained as trade secrets. Patents and other proprietary rights are an essential element of our business. Our policy is to file patent applications and to protect technology, inventions and improvements to inventions that are commercially important to the development of our business. As of December 31, 2003, we were maintaining 57 U.S. patents and other corresponding foreign patents based on our discoveries that have been issued or allowed. These patents expire at various dates between 2004 and 2021. In addition, as of December 31, 2003, we had 32 patent applications pending in the United States and had filed several corresponding foreign patent applications.

We are a party to various license agreements that give us rights to use certain technologies. We pay royalties to the parties from which we licensed or acquired the core technologies.

We also rely on trade secret, employee and third-party nondisclosure agreements and other protective measures to protect our intellectual property rights pertaining to our products and technology.

COMPETITION

The market for bioanalytical instrumentation is highly competitive, and we expect competition to increase. We compete for the allocation of customer capital funds with many other companies marketing capital equipment, including those not directly competitive with any of our products. Some of our products also compete directly with similar products from other companies.

The drug discovery market is also characterized by intense competition among a number of companies, including Amersham Biosciences, Applied Biosystems, Axon Instruments, PerkinElmer and Tecan, that offer, or may in the future offer, products with performance capabilities generally similar to those offered by our products. We believe that the primary competitive factors in the market for our products are throughput, quantitative accuracy, breadth of applications, ease-of-use, productivity enhancement, quality, support and price/performance. We believe that we compete favorably with respect to these factors.

The life sciences research market is characterized by intense competition among a number of companies, including Bio-Tek Instruments, PerkinElmer, Tecan and Thermo Electron, that offer, or may in the future offer, products with performance capabilities generally similar to those offered by our products. We expect that competition is likely to increase in the future, as several current and potential competitors have the technological and financial ability to enter the microplate reader market. Our Maxline products are generally priced at a premium to other microplate readers. We compete in the microplate reader market primarily on the basis of performance and productivity. Many companies, research institutions and government organizations that might otherwise be customers for our products employ methods for bioanalytical analysis that are internally developed.

Many of our competitors have significantly greater financial, technical, marketing, sales and other resources than we do. In addition to competing with us with respect to product sales, these companies and institutions compete with us in recruiting and retaining highly qualified scientific and management personnel.

GOVERNMENT REGULATION

In the United States, the development, manufacturing, distribution, labeling and advertising of products intended for use in the diagnosis of disease or other conditions is extensively regulated by the U.S. Food and Drug Administration, known as the FDA. These products generally require FDA clearance before they may be marketed, and also are subject to postmarket manufacturing, reporting and labeling requirements. With the exception of certain of our Maxline microplate readers, none of our products is intended for use in the diagnosis of disease or other conditions, and, therefore, they are not currently subject to FDA regulation. The Maxline readers intended for diagnostic uses are the subject of an FDA marketing clearance. If we were to offer any of our other products for diagnostic uses, those products would become subject to FDA regulation.

EMPLOYEES

As of December 31, 2003, we employed 422 persons full time, including 106 in research and development, 112 in manufacturing, 164 in marketing and sales and 40 in general administration and finance. Of these employees, 86 hold Ph.D. or other advanced degrees. None of our employees is covered by collective bargaining agreements, and we consider relations with our employees to be good.

BUSINESS RISKS

Our business faces significant risks and the risks described below may not be the only risks we face. Additional risks that we do not know of or that we currently think are immaterial may also impair our business operations. If any of the events or circumstances described in the following risks actually occurs, our business, financial condition or results of operations could be harmed and the trading price of our common stock could decline.

VARIATIONS IN THE AMOUNT OF TIME IT TAKES FOR US TO SELL OUR PRODUCTS AND COLLECT ACCOUNTS RECEIVABLE AND THE TIMING OF CUSTOMER ORDERS MAY CAUSE FLUCTUATIONS IN OUR OPERATING RESULTS, WHICH COULD CAUSE OUR STOCK PRICE TO DECLINE.

The timing of capital equipment purchases by customers has been and is expected to continue to be uneven and difficult to predict. Our products represent major capital purchases for our customers. The list prices for our instruments range from $5,000 to $494,500. Accordingly, our customers generally take a relatively long time to evaluate our products, and a significant portion of our revenues is typically derived from sales of a small number of relatively high-priced products. Purchases are generally made by purchase orders and not long-term contracts. Delays in receipt of anticipated orders for our relatively high priced products could lead to substantial variability from quarter to quarter. Furthermore, we have historically received purchase orders and made a significant portion of each quarter's product shipments near the end of the quarter. If that pattern continues, even short delays in the receipt of orders or shipment of products at the end of a quarter could have a material adverse affect on results of operations for that quarter.

We expend significant resources educating and providing information to our prospective customers regarding the uses and benefits of our products. Because of the number of factors influencing the sales process, the period between our initial contact with a customer and the time when we recognize revenues from that customer, if ever, varies widely. Our sales cycles typically range from three to six months, but can be much longer. During these cycles, we commit substantial resources to our sales efforts in advance of receiving any revenues, and we may never receive any revenues from a customer despite our sales efforts.

The relatively high purchase price for a customer order contributes to collection delays that result in working capital volatility. While the terms of our sales orders generally require payment within 30 days of product shipment and do not provide return rights, in the past we have experienced significant collection delays. We cannot predict whether we will continue to experience similar or more severe delays.

The capital spending policies of our customers have a significant effect on the demand for our products. Those policies are based on a wide variety of factors, including resources available to make purchases, spending priorities, and policies regarding capital expenditures during industry downturns or recessionary periods. Any decrease in capital spending by our customers resulting from any of these factors could harm our business.

WE DEPEND ON ORDERS THAT ARE RECEIVED AND SHIPPED IN THE SAME QUARTER AND THEREFORE HAVE LIMITED VISIBILITY OF FUTURE PRODUCT SHIPMENTS.

Our net sales in any given quarter depend upon a combination of orders received in that quarter for shipment in that quarter and shipments from backlog. Our products are typically shipped within ninety days of purchase order receipt. As a result, we do not believe that the amount of backlog at any particular date is indicative of our future level of sales. Our backlog at the beginning of each quarter does not include all product sales needed to achieve expected revenues for that quarter. Consequently, we are dependent on obtaining orders for products to be shipped in the same quarter that the order is received. Moreover, customers may reschedule shipments, and production difficulties could delay shipments. Accordingly, we have limited visibility of future product shipments, and our results of operations are subject to significant variability from quarter to quarter.

MANY OF OUR CURRENT AND POTENTIAL COMPETITORS HAVE SIGNIFICANTLY GREATER RESOURCES THAN WE DO, AND INCREASED COMPETITION COULD IMPAIR SALES OF OUR PRODUCTS.

We operate in a highly competitive industry and face competition from companies that design, manufacture and market instruments for use in the life sciences research industry, from genomic, pharmaceutical, biotechnology and diagnostic companies and from academic and research institutions and government or other publicly-funded agencies, both in the United States and abroad. We may not be able to compete effectively with all of these competitors. Many of these companies and institutions have greater financial, engineering, manufacturing, marketing and customer support resources than we do. As a result, our competitors may be able to respond more quickly to new or emerging technologies or market developments by devoting greater resources to the development, promotion and sale of products, which could impair sales of our products. Moreover, there has been significant merger and acquisition activity among our competitors and potential competitors. These transactions by our competitors and potential competitors may provide them with a competitive advantage over us by enabling them to rapidly expand their product offerings and service capabilities to meet a broader range of customer needs. Many of our customers and potential customers are large companies that require global support and service, which may be easier for our larger competitors to provide.

We believe that competition within the markets we serve is primarily driven by the need for innovative products that address the needs of customers. We attempt to counter competition by seeking to develop new products and provide quality products and services that meet customers' needs. We cannot assure you, however, that we will be able to successfully develop new products or that our existing or new products and services will adequately meet our customers' needs.

Rapidly changing technology, evolving industry standards, changes in customer needs, emerging competition and frequent new product and service introductions characterize the markets for our products. To remain competitive, we will be required to develop new products and periodically enhance our existing products in a timely manner. We are facing increased competition as new companies entering the market with new technologies compete, or will compete, with our products and future products. We cannot assure you that one or more of our competitors will not succeed in developing or marketing technologies or products that are more effective or commercially attractive than our products or future products, or that would render our technologies and products obsolete or uneconomical. Our future success will depend in large part on our ability to maintain a competitive position with respect to our current and future technologies, which we may not be able to do. In addition, delays in the launch of our new products may result in loss of market share due to our customers' purchases of competitors' products during any delay.

IF WE ARE NOT SUCCESSFUL IN DEVELOPING NEW AND ENHANCED PRODUCTS, WE MAY LOSE MARKET SHARE TO OUR COMPETITORS.

The life sciences instrumentation market is characterized by rapid technological change and frequent new product introductions. In the year ended December 31, 2003, 60% of our revenues were derived from the sale of products that

were introduced in the last three years, and our future success will depend on our ability to enhance our current products and to develop and introduce, on a timely basis, new products that address the evolving needs of our customers. We may experience difficulties or delays in our development efforts with respect to new products, and we may not ultimately be successful in developing or commercializing them, which would harm our business. Any significant delay in releasing new systems could cause our revenues to suffer, adversely affect our reputation, give a competitor a first-to-market advantage or cause a competitor to achieve greater market share. In addition, our future success depends on our continued ability to develop new applications for our existing products. If we are not able to complete the development of these applications, or if we experience difficulties or delays, we may lose our current customers and may not be able to attract new customers, which could seriously harm our business and our future growth prospects.

WE MUST EXPEND A SIGNIFICANT AMOUNT OF TIME AND RESOURCES TO DEVELOP NEW PRODUCTS, AND IF THESE PRODUCTS DO NOT ACHIEVE COMMERCIAL ACCEPTANCE, OUR OPERATING RESULTS MAY SUFFER.

We expect to spend a significant amount of time and resources to develop new products and refine existing products. In light of the long product development cycles inherent in our industry, these expenditures will be made well in advance of the prospect of deriving revenues from the sale of new products. Our ability to commercially introduce and successfully market new products is subject to a wide variety of challenges during this development cycle that could delay introduction of these products. In addition, since our customers are not obligated by long-term contracts to purchase our products, our anticipated product orders may not materialize, or orders that do materialize may be canceled. As a result, if we do not achieve market acceptance of new products, our operating results will suffer. Our products are also generally priced higher than competitive products, which may impair commercial acceptance. We cannot predict whether new products that we expect to introduce will achieve commercial acceptance.

We currently anticipate that our IonWorks product family will include in the near term our recently launched IonWorks HT system and an additional IonWorks system based on technology acquired through the acquisition of Cytion S.A. in 2001. Our IonWorks product family may not achieve significant commercial acceptance or generate significant revenues within the time frame that we have anticipated, or at all. Any such failure would adversely affect our financial performance. In particular, we recently launched our IonWorks HT system. This system has not achieved, and may not achieve or maintain, significant commercial acceptance. The system could fail to obtain significant commercial acceptance due to general economic conditions, competitive conditions, customer concerns related to the price or performance of the IonWorks HT system or other factors. In addition, we recently completed the process of transferring the manufacturing technology for the production of PatchPlates, a component of our IonWorks HT system, from the former manufacturer to us, and any failure or delay in manufacturing sufficient commercial quantities of PatchPlates could adversely affect the ability of the IonWorks HT system to achieve or maintain significant commercial acceptance. It is likely that any failure of the IonWorks HT system to achieve commercial acceptance within the time frame that we have anticipated would cause us to fail to meet our 2004 revenue expectations, which would likely cause our stock price to decline.

The successful commercialization of our IonWorks product family, as well as the achievement of the benefits of our 2001 acquisition of Cytion, will depend in part on our ability to develop new products that include technology acquired through the acquisition of Cytion, or enhancements thereto, in a timely and efficient manner. Failure to develop new products in a timely and efficient manner, or at all, may prevent us from offering first-to-market products in segments of the electrophysiology market. As a result, we may lose customers, and our business and results of operations may be harmed. We recently completed the closure of the Cytion facility in Switzerland and are in the process of fully integrating Cytion's technology and operations into operations located at our other facilities. While we believe that the technology acquired through the acquisition of Cytion complements our IonWorks HT system, we may not be able to develop and commercialize any new products that include technology acquired through the acquisition of Cytion and are complementary to the IonWorks HT system. Further, successful product development may place a significant burden on our existing management and our internal resources, which could have a material adverse effect on our business, financial condition and operating results, and we cannot guarantee you that the full integration of Cytion's operations and technology will ultimately be successful. Any failure to develop new products that include technology acquired through the acquisition of Cytion, or enhancements thereto, in a timely and efficient manner, or at all, or any failure of such products to achieve

commercial acceptance within the time frame that we have anticipated would adversely affect our business and financial performance.

WE OBTAIN SOME OF THE COMPONENTS AND SUBASSEMBLIES INCLUDED IN OUR SYSTEMS FROM A SINGLE SOURCE OR A LIMITED GROUP OF SUPPLIERS, AND THE PARTIAL OR COMPLETE LOSS OF ONE OF THESE SUPPLIERS COULD CAUSE PRODUCTION DELAYS AND A SUBSTANTIAL LOSS OF REVENUES.

We rely on outside vendors to manufacture many components and subassemblies. Certain components, subassemblies and services necessary for the manufacture of our systems are obtained from a sole supplier or limited group of suppliers, some of which are our competitors. Additional components, such as optical, electronic and pneumatic devices, are currently purchased in configurations specific to our requirements and, together with certain other components, such as computers, are integrated into our products. We maintain only a limited number of long-term supply agreements with our suppliers.

Our reliance on a sole or a limited group of suppliers involves several risks, including the following:

- we may be unable to obtain an adequate supply of required components;
- we have reduced control over pricing and the timely delivery of components and subassemblies; and
- our suppliers may be unable to develop technologically advanced products to support our growth and development of new systems.

Because the manufacturing of certain of these components and subassemblies involves extremely complex processes and requires long lead times, we may experience delays or shortages caused by suppliers. We believe that alternative sources could be obtained and qualified, if necessary, for most sole and limited source parts. However, if we were forced to seek alternative sources of supply or to manufacture such components or subassemblies internally, we may be forced to redesign our systems, which could prevent us from shipping our systems to customers on a timely basis. Some of our suppliers have relatively limited financial and other resources. Any inability to obtain adequate deliveries, or any other circumstance that would restrict our ability to ship our products, could damage relationships with current and prospective customers and could harm our business.

For example, we rely upon a single supplier for a component of the PatchPlate consumable that is part of the IonWorks HT system. This supplier might not be able to fulfill our commercial needs, which would require us to seek new manufacturing arrangements for this component, either by bringing production of this component in-house or by seeking an alternative supplier. We currently do not have the capability to manufacture this component on a commercial scale, and are not aware of any other supplier that currently has the capability to supply us with commercial quantities of this component. Any failure or delay in obtaining sufficient quantities of this component could adversely affect the ability of the IonWorks HT system to achieve or maintain significant commercial acceptance, which would harm our business.

WE MAY ENCOUNTER MANUFACTURING AND ASSEMBLY PROBLEMS OR DELAYS, WHICH COULD RESULT IN LOST REVENUES.

We assemble our systems in our manufacturing facilities located in Sunnyvale, California, Downingtown, Pennsylvania, and Norway. Our manufacturing and assembly processes are highly complex and require sophisticated, costly equipment and specially designed facilities. As a result, any prolonged disruption in the operations of our manufacturing facilities could seriously harm our ability to satisfy our customer order deadlines. If we cannot deliver our systems in a timely manner, our revenues will likely suffer.

Our product sales depend in part upon manufacturing yields. We currently have limited manufacturing capacity and experience variability in manufacturing yields. We are currently manufacturing high-throughput instruments in-house, in limited volumes and with largely manual assembly. If demand for our high-throughput instruments increases, we will either need to expand our in-house manufacturing capabilities or outsource to other manufacturers. If we fail to deliver our products in a timely manner, our relationships with our customers could be seriously harmed, and our revenues could decline.

As we develop new products, we must transition the manufacture of a new product from the development stage to commercial manufacturing. We cannot predict whether we will be able to complete these transitions on a timely basis and with commercially reasonable costs. We cannot assure you that manufacturing or quality control problems will not arise as we attempt to scale-up our production for any future new products or that we can scale-up manufacturing and quality control in a timely manner or at commercially reasonable costs. If we are unable to consistently manufacture our products on a timely basis because of these or other factors, our product sales will decline.

For example, we decided in 2002 to bring the production of PatchPlates in-house. We previously relied on Essen Instruments for the PatchPlate consumable, and Essen has assisted us in transferring the PatchPlate manufacturing technology to us. We have purchased from Essen the inventory we believe is sufficient to meet our needs for PatchPlates until we commence full scale manufacturing on our own. However, we may not be successful in achieving full scale manufacturing capabilities for the PatchPlate consumable in a timely manner or at all, and any failure or delays in manufacturing sufficient quantities of PatchPlates could harm our business.

IF WE DELIVER PRODUCTS WITH DEFECTS, OUR CREDIBILITY WILL BE HARMED AND THE SALES AND MARKET ACCEPTANCE OF OUR PRODUCTS WILL DECREASE.

Our products are complex and have at times contained errors, defects and bugs when introduced. If we deliver products with errors, defects or bugs, our credibility and the market acceptance and sales of our products would be harmed. Further, if our products contain errors, defects or bugs, we may be required to expend significant capital and resources to alleviate such problems. Defects could also lead to product liability as a result of product liability lawsuits against us or against our customers. We have agreed to indemnify our customers in some circumstances against liability arising from defects in our products. In the event of a successful product liability claim, we could be obligated to pay damages significantly in excess of our product liability insurance limits.

MOST OF OUR CURRENT AND POTENTIAL CUSTOMERS ARE FROM THE PHARMACEUTICAL AND BIOTECHNOLOGY INDUSTRIES AND ARE SUBJECT TO RISKS FACED BY THOSE INDUSTRIES.

We derive a significant portion of our revenues from sales to pharmaceutical and biotechnology companies. We expect that sales to pharmaceutical and biotechnology companies will continue to be a primary source of revenues for the foreseeable future. As a result, we are subject to risks and uncertainties that affect the pharmaceutical and biotechnology industries, such as availability of capital and reduction and delays in research and development expenditures by companies in these industries, pricing pressures as third-party payers continue challenging the pricing of medical products and services, government regulation, and the uncertainty resulting from technological change.

In addition, our future revenues may be adversely affected by the ongoing consolidation in the pharmaceutical and biotechnology industries, which would reduce the number of our potential customers. Furthermore, we cannot assure you that the pharmaceutical and biotechnology companies that are our customers will not develop their own competing products or in-house capabilities.

OUR PRODUCTS COULD INFRINGE ON THE INTELLECTUAL PROPERTY RIGHTS OF OTHERS, WHICH MAY CAUSE US TO ENGAGE IN COSTLY LITIGATION AND, IF WE ARE NOT SUCCESSFUL, COULD ALSO CAUSE US TO PAY SUBSTANTIAL DAMAGES AND PROHIBIT US FROM SELLING OUR PRODUCTS.

Third parties may assert infringement or other intellectual property claims against us. We may have to pay substantial damages for infringement if it is ultimately determined that our products infringe a third party's proprietary rights. Further, any legal action against us could, in addition to subjecting us to potential liability for damages, prohibit us from selling our products before we obtain a license to do so from the party owning the intellectual property, which, if available at all, may require us to pay substantial royalties. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management attention from other business concerns. There may be third-party patents that may relate to our technology or potential products. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our stock price to decline. We believe that there may be significant litigation in the industry regarding patent and other intellectual property rights. If we become involved in litigation, it could consume a substantial portion of our managerial and financial resources.

WE MAY NEED TO INITIATE LAWSUITS TO PROTECT OR ENFORCE OUR PATENTS, WHICH WOULD BE EXPENSIVE AND, IF WE LOSE, MAY CAUSE US TO LOSE SOME OF OUR INTELLECTUAL PROPERTY RIGHTS, WHICH WOULD REDUCE OUR ABILITY TO COMPETE IN THE MARKET.

We rely on patents to protect a large part of our intellectual property and our competitive position. In order to protect or enforce our patent rights, we may initiate patent litigation against third parties, such as infringement suits or interference proceedings. Litigation may be necessary to:

- assert claims of infringement;
- enforce our patents;
- protect our trade secrets or know-how; or
- determine the enforceability, scope and validity of the proprietary rights of others.

Lawsuits could be expensive, take significant time and divert management's attention from other business concerns. They would put our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing. We may also provoke third parties to assert claims against us. Patent law relating to the scope of claims in the technology fields in which we operate is still evolving and, consequently, patent positions in our industry are generally uncertain. If initiated, we cannot assure you that we would prevail in any of these suits or that the damages or other remedies awarded, if any, would be commercially valuable. During the course of these suits, there could be public announcements of the results of hearings, motions and other interim proceedings or developments in the litigation. If securities analysts or investors were to perceive any of these results to be negative, our stock price could decline.

THE RIGHTS WE RELY UPON TO PROTECT OUR INTELLECTUAL PROPERTY UNDERLYING OUR PRODUCTS MAY NOT BE ADEQUATE, WHICH COULD ENABLE THIRD PARTIES TO USE OUR TECHNOLOGY AND WOULD REDUCE OUR ABILITY TO COMPETE IN THE MARKET.

Our success will depend in part on our ability to obtain commercially valuable patent claims and to protect our intellectual property. Our patent position is generally uncertain and involves complex legal and factual questions. Legal standards relating to the validity and scope of claims in our technology field are still evolving. Therefore, the degree of future protection for our proprietary rights is uncertain.

The risks and uncertainties that we face with respect to our patents and other proprietary rights include the following:

- the pending patent applications we have filed or to which we have exclusive rights may not result in issued patents or may take longer than we expect to result in issued patents;
- the claims of any patents which are issued may not provide meaningful protection;
- we may not be able to develop additional proprietary technologies that are patentable;
- the patents licensed or issued to us or our customers may not provide a competitive advantage;
- other companies may challenge patents licensed or issued to us or our customers;
- patents issued to other companies may harm our ability to do business;
- other companies may independently develop similar or alternative technologies or duplicate our technologies; and
- other companies may design around technologies we have licensed or developed.

In addition to patents, we rely on a combination of trade secrets, nondisclosure agreements and other contractual provisions and technical measures to protect our intellectual property rights. Nevertheless, these measures may not be adequate to safeguard the proprietary technology underlying our products. If these measures do not protect our rights, third parties could use our technology, and our ability to compete in the market would be reduced. In addition, employees, consultants and others who participate in the development of our products may breach their agreements with us regarding our intellectual property, and we may not have adequate remedies for the breach. We also may not be able to effectively protect our intellectual property rights in some foreign countries. For a variety of reasons, we may decide

not to file for patent, copyright or trademark protection or prosecute potential infringements of our patents. We also realize that our trade secrets may become known through other means not currently foreseen by us. Notwithstanding our efforts to protect our intellectual property, our competitors may design around our proprietary technologies or may independently develop similar or alternative technologies or products that are equal or superior to our technology and products without infringing on any of our intellectual property rights.

WE MAY HAVE DIFFICULTY MANAGING OUR GROWTH.

We expect to experience significant growth in the number of our employees and customers and the scope of our operations, including as a result of potential acquisitions. This growth may continue to place a significant strain on our management and operations. Our ability to manage this growth will depend upon our ability to broaden our management team and our ability to attract, hire and retain skilled employees. Our success will also depend on the ability of our officers and key employees to continue to implement and improve our operational and other systems, to manage multiple, concurrent customer relationships and to hire, train and manage our employees. Our future success is heavily dependent upon growth and acceptance of new products. If we cannot scale our business appropriately or otherwise adapt to anticipated growth and new product introductions, a key part of our strategy may not be successful.

WE RELY UPON DISTRIBUTORS FOR PRODUCT SALES AND SUPPORT OUTSIDE NORTH AMERICA.

In 2003, approximately 8% of our sales were made through distributors. We often rely upon distributors to provide customer support to the ultimate end users of our products. As a result, our success depends on the continued sales and customer support efforts of our network of distributors. The use of distributors involves certain risks, including risks that distributors will not effectively sell or support our products, that they will be unable to satisfy financial obligations to us and that they will cease operations. Any reduction, delay or loss of orders from our significant distributors could harm our revenues. We also do not currently have distributors in a number of significant international markets that we have targeted and will need to establish additional international distribution relationships. There can be no assurance that we will engage qualified distributors in a timely manner, and the failure to do so could have a material adverse affect on our business, financial condition and results of operations.

IF WE CHOOSE TO ACQUIRE NEW AND COMPLEMENTARY BUSINESSES, PRODUCTS OR TECHNOLOGIES INSTEAD OF DEVELOPING THEM OURSELVES, WE MAY BE UNABLE TO COMPLETE THESE ACQUISITIONS OR MAY NOT BE ABLE TO SUCCESSFULLY INTEGRATE AN ACQUIRED BUSINESS OR TECHNOLOGY IN A COST-EFFECTIVE AND NON-DISRUPTIVE MANNER.

Our success depends on our ability to continually enhance and broaden our product offerings in response to changing technologies, customer demands and competitive pressures. To this end, from time to time we have acquired complementary businesses, products or technologies instead of developing them ourselves, and we may choose to do so in the future. For example, we acquired Cytion S.A. in 2001, and in June 2002, we acquired Universal Imaging Corporation. We do not know if we will be able to complete any additional acquisitions, or whether we will be able to successfully integrate any acquired business, operate it profitably or retain its key employees. Integrating any business, product or technology we acquire could be expensive and time consuming, disrupt our ongoing business and distract our management, and if we do not achieve the perceived benefits of any acquisition as rapidly or to the extent anticipated by financial analysts or investors, the market price of our common stock could decline. In addition, in order to finance any acquisitions, we might need to raise additional funds through public or private equity or debt financings. In that event, we could be forced to obtain financing on terms that are not favorable to us and, in the case of equity financing, that may result in dilution to our stockholders. If we are unable to integrate any acquired entities, products or technologies effectively, our business will suffer. In addition, any impairment of goodwill and amortization of other intangible assets or charges resulting from the costs of acquisitions could harm our business and operating results.

WE DEPEND ON OUR KEY PERSONNEL, THE LOSS OF WHOM WOULD IMPAIR OUR ABILITY TO COMPETE.

We are highly dependent on the principal members of our management, engineering and scientific staff. The loss of the service of any of these persons could seriously harm our product development and commercialization efforts. In addition, research, product development and commercialization will require additional skilled personnel in areas such as chemistry and biology, and software and electronic engineering. Our corporate headquarters are located in Sunnyvale, California,

where demand for personnel with these skills is extremely high and is likely to remain high. As a result, competition for and retention of personnel, particularly for employees with technical expertise, is intense and the turnover rate for qualified personnel is high. If we are unable to hire, train and retain a sufficient number of qualified employees, our ability to conduct and expand our business could be seriously reduced. The inability to retain and hire qualified personnel could also hinder the planned expansion of our business.

WE ARE DEPENDENT ON INTERNATIONAL SALES AND OPERATIONS, WHICH EXPOSES US TO FOREIGN CURRENCY EXCHANGE RATE, POLITICAL AND ECONOMIC RISKS.

We maintain facilities in Norway, the United Kingdom, Germany and Japan, and sales to customers outside the United States accounted for approximately 39% our revenues in the 2003. We anticipate that international sales will continue to account for a significant portion of our revenues.

All of our sales to international distributors are denominated in U.S. dollars. Most of our direct sales in the United Kingdom, Germany, France, Canada and Japan are denominated in local currencies and totaled $37.4 million (32% of total revenues) in 2003. To the extent that our sales and operating expenses are denominated in foreign currencies, our operating results may be adversely affected by changes in exchange rates. Historically, foreign exchange gains and losses have been immaterial to our results of operations. However, we cannot predict whether these gains and losses will continue to be immaterial, particularly as we increase our direct sales outside North America. For example, we cannot predict whether other foreign exchange gains or losses in the future would have a material effect on our income. Owing to the number of currencies involved, the substantial volatility of currency exchange rates, and our constantly changing currency exposures, we cannot predict the effect of exchange rate fluctuations on our future operating results. We do not currently engage in foreign currency hedging transactions, but may do so in the future.

Our reliance on international sales and operations exposes us to foreign political and economic risks, including:

- political, social and economic instability;
- trade restrictions and changes in tariffs;
- import and export license requirements and restrictions;
- difficulties in staffing and managing international operations;
- disruptions in international transport or delivery;
- difficulties in collecting receivables; and
- potentially adverse tax consequences.

If any of these risks materialize, our international sales could decrease and our foreign operations could suffer.

OUR OPERATING RESULTS FLUCTUATE AND ANY FAILURE TO MEET FINANCIAL EXPECTATIONS MAY DISAPPOINT SECURITIES ANALYSTS OR INVESTORS AND RESULT IN A DECLINE IN OUR STOCK PRICE.

We have experienced and in the future may experience a shortfall in revenues or earnings or otherwise fail to meet public market expectations, which could materially and adversely affect our business and the market price of our common stock. Our total revenues and operating results may fluctuate significantly because of a number of factors, many of which are outside of our control. These factors include:

- customer confidence in the economy, evidenced, in part, by stock market levels;
- changes in the domestic and international economic, business and political conditions;
- economic conditions within the pharmaceutical and biotechnology industries;
- levels of product and price competition;
- the length of our sales cycle and customer buying patterns;
- the size and timing of individual transactions;

- the timing of new product introductions and product enhancements;
- the mix of products sold;
- levels of international transactions;
- activities of and acquisitions by competitors;
- the timing of new hires and the allocation of our resources;
- changes in foreign currency exchange rates; and
- our ability to develop and market new products and control costs.

One or more of the foregoing factors may cause our operating expenses to be disproportionately high during any given period or may cause our revenues and operating results to fluctuate significantly. In particular, we typically experience a decrease in the level of sales in the first calendar quarter as compared to the fourth quarter of the preceding year because of budgetary and capital equipment purchasing patterns in the life sciences industry. Our quarterly operating results have fluctuated in the past, and we expect they will fluctuate in the future as a result of many factors, some of which are outside of our control.

In addition, we manufacture our products based on forecasted orders rather than on outstanding orders. Accordingly, our expense levels are based, in part, on expected future sales, and we generally cannot quickly adjust operating expenses. For example, research and development and general and administrative expenses are not directly affected by variations in revenues. As a result, if sales levels in a particular quarter do not meet expectations, we may not be able to adjust operating expenses in a sufficient timeframe to compensate for the shortfall, and our results of operations for that quarter may be seriously harmed. Likewise, our manufacturing procedures may in certain instances create a risk of excess or inadequate inventory levels if orders do not match forecasts.

Based upon the preceding factors, we may experience a shortfall in revenues or earnings or otherwise fail to meet public market expectations, which could materially and adversely affect our business, financial condition, results of operations and the market price of our common stock. Because our revenues and operating results are difficult to predict, we believe that period-to-period comparisons of our results of operations are not a good indication of our future performance.

OUR STOCK PRICE IS VOLATILE, WHICH COULD CAUSE STOCKHOLDERS TO LOSE A SUBSTANTIAL PART OF THEIR INVESTMENT IN OUR STOCK.

The stock market in general, and the stock prices of technology companies in particular, have recently experienced volatility which has often been unrelated to the operating performance of any particular company or companies. In the year ended December 31, 2003, the closing sales price of our common stock ranged from $10.97 to $20.38. Our stock price could decline regardless of our actual operating performance, and stockholders could lose a substantial part of their investment as a result of industry or market-based fluctuations. In the past, our stock has traded relatively thinly. If a more active public market for our stock is not sustained, it may be difficult for stockholders to resell shares of our common stock. Because we do not anticipate paying cash dividends on our common stock for the foreseeable future, stockholders will not be able to receive a return on their shares unless they sell them.

The market price of our common stock will likely fluctuate in response to a number of factors, including the following:

- domestic and international economic, business and political conditions;
- economic conditions within the pharmaceutical and biotechnology industries;
- our failure to meet our performance estimates or the performance estimates of securities analysts;
- changes in financial estimates of our revenues and operating results by us or securities analysts;
- changes in buy/sell recommendations by securities analysts; and
- the timing of announcements by us or our competitors of significant products, contracts or acquisitions or publicity regarding actual or potential results or performance thereof.

PROVISIONS OF OUR CHARTER DOCUMENTS AND DELAWARE LAW MAY INHIBIT A TAKEOVER, WHICH COULD LIMIT THE PRICE INVESTORS MIGHT BE WILLING TO PAY IN THE FUTURE FOR OUR COMMON STOCK.

Provisions in our certificate of incorporation and bylaws may have the effect of delaying or preventing an acquisition, or merger in which we are not the surviving company or which results in changes in our management. For example, our certificate of incorporation gives our board of directors the authority to issue shares of preferred stock and to determine the price, rights, preferences and privileges and restrictions, including voting rights, of those shares without any further vote or action by our stockholders. The rights of the holders of common stock will be subject to, and may harmed by, the rights of the holders of any shares of preferred stock that may be issued in the future. The issuance of preferred stock may delay, defer or prevent a change in control, as the terms of the preferred stock that might be issued could potentially prohibit our consummation of any merger, reorganization, sale of substantially all of our assets, liquidation or other extraordinary corporate transaction without the approval of the holders of the outstanding shares of preferred stock. The issuance of preferred stock could also have a dilutive effect on our stockholders. In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law. These provisions may prohibit large stockholders, in particular those owning 15% or more of the outstanding voting stock, from consummating a merger or combination involving us. Further, in October 2001, our Board of Directors adopted a stockholder rights plan, commonly known as a "poison pill." These provisions described above and our poison pill could limit the price that investors might be willing to pay in the future for our common stock.

OUR ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN OUR FORWARD-LOOKING STATEMENTS.

This report contains forward-looking statements within the meaning of the federal securities laws that relate to future events or our future financial performance. When used in this report, you can identify forward-looking statements by terminology such as "anticipates," "plans," "predicts," "expects," "estimates," "intends," "will," "continue," "may," "potential," "should" and the negative of these terms or other comparable terminology. These statements are only predictions. Our actual results could differ materially from those anticipated in our forward-looking statements as a result of many factors, including those set forth above and elsewhere in this report.

Although we believe that the expectations reflected in our forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Neither we nor any other person assumes responsibility for the accuracy and completeness of these statements. We assume no duty to update any of the forward-looking statements after the date of this report or to conform these statements to actual results. Accordingly, we caution readers not to place undue reliance on these statements.

AVAILABLE INFORMATION

We maintain a site on the world wide web at www.moleculardevices.com, however, information found on our web site is not incorporated by reference into this report. We make available free of charge on or through our website our annual report of Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC.

Item 2. Properties

We lease two facilities in Sunnyvale, California and one facility in Downingtown, Pennsylvania which include laboratory, manufacturing and administrative space. We also lease sales and service offices in the United Kingdom, Germany and

Japan, and a manufacturing facility in Norway. We believe that our current facilities will be sufficient for our operations through at least 2003. These properties are described below:

LOCATION	OWNERSHIP	FACILITIES	LEASE EXPIRATION
1311 Orleans Drive Sunnyvale, CA 94089	Leased	Approximately 60,000 square feet of office and manufacturing space	October 31, 2007
1312 Crossman Avenue Sunnyvale, CA 94089	Leased	Approximately 54,500 square feet of office and manufacturing space	October 31, 2007
402 Boot Road Downingtown, PA 19335	Leased	Approximately 27,900 square feet of office and manufacturing space	November 15, 2010
Oslo, Norway	Leased	Approximately 17,500 square feet of office and manufacturing space	January 1, 2007
Wokingham, England	Leased	Approximately 4,200 square feet of office space	August 20, 2009
Munich, Germany	Leased	Approximately 3,500 square feet of office space	October 31, 2006
Osaka, Japan	Leased	Approximately 3,700 square feet of office space	March 31, 2005
Tokyo, Japan	Leased	Approximately 4,300 square feet of office space	June 30, 2005

Item 3. Legal Proceedings

On April 16, 2002, Caliper Technologies Corp. filed a patent infringement lawsuit against us in U.S. District Court for the Northern District of California alleging that our IMAP assay kits infringe U.S. patents held by Caliper. We settled the patent infringement lawsuit with Caliper in November 2003. In connection with the settlement, we entered into a nonexclusive license agreement with Caliper pursuant to which we have agreed to pay Caliper a one-time licensing fee as well as royalties based on future sales of IMAP products.

Item 4. Submission of Matters to a Vote of Security Holders

None.

part II

Item 5. Market for Registrant's Common Equity and Related Stockholder Matters

Our common stock is traded on the Nasdaq National Market under the symbol "MDCC."

The prices per share reflected on the table below represent the range of high and low closing sales prices of the common stock on the Nasdaq National Market, for the period indicated.

	2003		2002	
	HIGH	LOW	HIGH	LOW
First Quarter	$17.05	$10.97	$21.47	$17.83
Second Quarter	18.03	11.20	19.64	14.40
Third Quarter	20.31	15.51	16.15	10.22
Fourth Quarter	20.38	17.76	19.32	10.87

Historically, we have not paid cash dividends on our common stock and do not intend to pay any cash dividends in the foreseeable future. The Board of Directors will determine any future cash dividends. As of March 5, 2004, we had approximately 164 stockholders of record. On March 5, 2004, the last sale price reported on the Nasdaq National Market for our common stock was $18.35 per share.

Item 6. Selected Consolidated Financial Data

The following table sets forth selected historical financial information for Molecular Devices, certain portions of which are based on, and should be read in conjunction with, our audited consolidated financial statements that are being filed as a part of this report.

CONSOLIDATED STATEMENTS OF OPERATIONS DATA:

	YEARS ENDED DECEMBER 31,				
	2003	2002	2001	2000	1999
Revenues	$115,581	$102,157	$92,231	$96,035	$71,902
Cost of revenues	43,256	40,561	35,538	35,583	26,299
Gross profit	72,325	61,596	56,693	60,452	45,603
Operating expenses:					
Research and development	18,679	18,002	15,105	16,796	14,150
Selling, general and administrative	43,457	35,435	33,381	31,906	25,630
Acquired in-process research and development(1)	—	—	12,625	—	2,037
Merger expenses(1)	—	—	—	15,181	—
Total operating expenses	62,136	53,437	61,111	63,883	41,817
Income (loss) from operations(1)	10,189	8,159	(4,418)	(3,431)	3,786
Other income, net	872	1,562	3,806	4,912	1,921
Income (loss) before income taxes	11,061	9,721	(612)	1,481	5,707
Income tax provision	3,319	2,916	4,625	6,415	2,056
Net income (loss)	$ 7,742	$ 6,805	$(5,237)	$(4,934)	$ 3,651
Basic net income (loss) per share	$ 0.51	$ 0.44	$ (0.32)	$ (0.32)	$ 0.27
Diluted net income (loss) per share	$ 0.51	$ 0.44	$ (0.32)	$ (0.32)	$ 0.26
Shares used in computing basic net income (loss) per share	15,067	15,348	16,192	15,246	13,347
Shares used in computing diluted net income (loss) per share	15,179	15,457	16,192	15,246	14,149

CONSOLIDATED BALANCE SHEET DATA:

	AS OF DECEMBER 31,				
	2003	2002	2001	2000	1999
Cash, cash equivalents and short and long-term investments	$60,110	$53,783	$67,257	$97,091	$36,650
Working capital	87,305	84,851	99,422	138,184	65,748
Total assets	166,913	162,901	152,361	180,033	86,849
Retained earnings (accumulated deficit)	(26,106)	(33,848)	(40,653)	(4,833)	101
Total stockholders' equity	145,538	142,804	137,485	163,633	74,304

(1) Our 2001 loss from operations included a $12.6 million write-off for the acquisition of in-process research and development costs relating to our acquisition of Cytion S.A. Our 2000 loss from operations included a $15.2 million charge related to direct costs incurred due to the merger with LJL BioSystems, which was accounted for as a pooling of interests. Our 1999 income from operations included a $2.0 million write-off for the acquisition of in-process research and development costs relating to our acquisition of Skatron Instruments AS.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

OVERVIEW

Except for the historical information contained herein, the following discussion contains "forward-looking" statements. For this purpose, any statements that are not statements of historical fact may be deemed to be forward-looking statements. Words such as "believes", "anticipates", "plans", "predicts", "expects", "estimates", "intends", "will", "continue", "may", "potential", "should" and similar expressions are intended to identify forward-looking statements. There are a number of important factors that could cause our results to differ materially from those indicated by these forward-looking statements, including, among others, those discussed in this section as well as under "Item I. Business—Business Risks" and "Item 7—Qualitative and Quantitative Disclosures about Market Risk" and the risks detailed from time to time in the Company's future SEC reports.

We are a leading supplier of high-performance bioanalytical measurement systems which accelerate and improve drug discovery and other life sciences research. Our systems and consumables enable pharmaceutical and biotechnology companies to leverage advances in genomics, proteomics and combinatorial chemistry by facilitating the high-throughput and cost-effective identification and evaluation of drug candidates. Our solutions are based on advanced core technologies that integrate our expertise in engineering, molecular and cell biology, and chemistry. We enable our customers to improve research productivity and effectiveness, which ultimately accelerates the complex process of discovering and developing new drugs.

Our customers include small and large pharmaceutical, biotechnology and industrial companies as well as medical centers, universities, government research laboratories and other institutions throughout the world. The success of our business is impacted by research and development spending trends of these customers, which has been unpredictable over the last three years and remains unpredictable in the near term. We focus on generating revenue growth through the development of innovative products for these customers. In each of the last three years, our internal research and development efforts have enabled us to exceed our goal of generating over 50% of annual revenues from products that are introduced in the last three years.

We divide our revenues into two product families based primarily on the customers to which they are sold into. The Drug Discovery product family includes systems that integrate detection, liquid handling and automation, have price points in excess of $100,000, and are primarily sold to large pharmaceutical and biotechnology companies. Product lines included in the Drug Discovery family are IonWorks, FLIPR, Analyst and Discovery-1 systems. The Life Sciences product family, which includes bench-top detection and liquid handling products, consists of Maxline, MetaMorph, Skatron and Threshold product lines. These single-purpose instruments generally cost less than $50,000 and are sold throughout our entire customer base. We recognize revenue on the sale of these products, when collectibility is reasonably assured, at the time of shipment and transfer of title to customers and distributors. There are no significant customer acceptance requirements or post shipment obligations on our part.

In June 2002, we acquired Universal Imaging Corporation, a developer and distributor of cellular imaging software and drug discovery tools. As a result, our 2003 operating results include five additional months of UIC revenues and expenses not present in our 2002 results.

CRITICAL ACCOUNTING ESTIMATES

Management's discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, management evaluates its estimates, including those related to revenue recognition, bad debts, inventories, intangible assets, equity investments, income taxes and warranty obligations. Management bases its estimates on historical experience and on various assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies affect the more significant judgments and estimates used in the preparation of our consolidated financial statements:

Revenue Recognition and Warranty

We recognize product revenue at the time of shipment and transfer of title when collectibility is reasonably assured. Software revenue is recognized at the time of sale and in accordance with AICPA Statement of Position No. 97-2, "Software Revenue Recognition" ("SOP 97-2"). There are no significant customer acceptance requirements or post-shipment obligations on our part for product or software sales.

Future warranty costs are estimated based on historical experience and provided for at the time of sale. Freight costs for revenue-generating shipments are charged to costs of goods sold. Amounts received prior to completion of the earnings process are recorded as customer deposits or deferred revenue, as appropriate. Service contract revenue is deferred at the time of sale and recognized ratably over the period of performance.

Accounts Receivable

We sell our products primarily to corporations, academic institutions, government entities and distributors within the drug discovery and life sciences research markets. We perform ongoing credit evaluations of our customers and generally do not require collateral. We maintain reserves for potential credit losses, which are based on a number of factors including, but not limited to, the current financial condition of specific customers, payment trends and the overall economic environment. Such losses have been historically within our expectations.

Inventories

Inventories are stated on a first-in, first-out basis at the lower of cost or market. We write down our inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those we project, additional inventory write downs may be required. Such write-downs have historically been within our expectations.

Equity Investments

We invest in equity instruments of privately held companies for business and strategic purposes. These investments are included in other long-term assets and are accounted for under the cost method when ownership is less than 20 percent of voting securities and we do not have the ability to exercise significant influence over operations. When our ownership exceeds 20 percent of voting securities but is less than 50 percent, or we have the ability to exercise significant influence, the investment is accounted for under the equity method. Under the equity method, the investee's proportionate share of net income or loss and amortization of the investee's net excess investment over its equity in net assets is included in net income or loss. As of December 31, 2003, we did not hold any investments accounted for under the equity method. We regularly review the assumptions underlying the operating performance and cash flow forecasts in assessing the fair values. We monitor the preceding factors to identify events or circumstances that would cause us to test for other than temporary impairment and revise our assumptions for the estimated recovery of equity investments.

Income Taxes

Income taxes are accounted for under the liability method whereby deferred tax asset or liability account balances are calculated at the balance sheet date using current tax laws and rates in effect for the year in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized in the future.

At December 31, 2003, we had net deferred tax assets of $7.4 million. Realization of these assets is dependent on our ability to generate significant future taxable income. We believe that sufficient income will be earned in the future to realize these assets. We will evaluate the realizability of the deferred tax assets and assess the need for valuation allowances periodically.

Various factors may have favorable or unfavorable effects upon our effective tax rate in the future. These factors include, but are not limited to, interpretations of existing tax laws, changes in tax laws and rates, future levels of R&D spending, future levels of capital expenditures, and our success in R&D and commercializing products.

RESULTS OF OPERATIONS

The following table summarizes our consolidated statement of operations as a percentage of revenues:

	YEARS ENDED DECEMBER 31,		
	2003	2002	2001
Revenues	100.0%	100.0%	100.0%
Cost of revenues	37.4	39.7	38.5
Gross profit	62.6	60.3	61.5
Research and development	16.2	17.6	16.4
Selling, general and administrative	37.6	34.7	36.2
Write-off of acquired in-process research and development	—	—	13.7
Income (loss) from operations	8.8	8.0	(4.8)
Other income, net	0.8	1.5	4.1
Income (loss) before income taxes	9.6	9.5	(0.7)
Income tax provision	2.9	2.8	5.0
Net income (loss)	6.7%	6.7%	(5.7)%

YEARS ENDED DECEMBER 31, 2003 AND 2002

Revenues for 2003 increased by 13% to $115.6 million from $102.2 million in 2002. This increase was primarily due to the inclusion of a full year of revenues for UIC. Drug Discovery product family revenues increased 13% in 2003 due to the addition of the Discovery-1 product line from UIC as well as the continued success of our IonWorks HT product line, which was launched in late 2002. Revenues in the Life Sciences Research product family also increased 13% in 2003 largely due to the addition of the MetaMorph product line from UIC and the growth in our Maxline product line, which was driven by the launch of the SpectraMax M2.

Gross margin increased to 62.6% in 2003, from 60.3% in 2002. This increase was primarily due to the increased sales of higher margin products, including IonWorks HT, MetaMorph, and Discovery-1 systems, as well as consumable products.

Research and development expenses remained relatively stable in 2003, increasing only 4% to $18.7 million from $18.0 million in 2002. This increase was largely due to a full year of research and development expenses at UIC. In 2003, we continued to fund development programs related to IonWorks, FLIPR and SpectraMax products. In 2004, we plan to continue to invest in these programs and keep research and development spending approximately flat in absolute dollars compared to 2003.

Selling, general and administrative expenses increased by 23% to $43.5 million in 2003 from $35.4 million in 2002. This increase resulted from a full year of selling expenses at UIC, movements in exchange rates that negatively affected spending at our European and Japanese subsidiaries and legal expenses stemming from a patent lawsuit related to our IMAP program (which was settled in November 2003). Furthermore, we increased spending related to sales and service worldwide in an effort to enhance market acceptance of IonWorks, take UIC products direct in Japan, and to increase the effectiveness of our worldwide service organization. In 2004, we expect selling, general and administrative expenses to increase in absolute dollars due to variable expenses associated with increased revenues, but to decrease as a percentage of revenues.

Other income, net, consisting primarily of interest income, decreased by 44% to $872,000 in 2003 from $1.6 million in 2002. This was due to lower interest rates received on our cash and investments portfolio in 2003.

We recorded tax provisions of $3.3 million (an effective tax rate of 30%) and $2.9 million (an effective tax rate of 30%) for 2003 and 2002, respectively. The relative stability in our effective tax rate resulted from tax benefits recognized in 2002 and 2003 associated with our international operations. We expect our effective tax rate for 2004 to be approximately 34%-36%.

YEARS ENDED DECEMBER 31, 2002 AND 2001

Revenues for 2002 increased by 11% to $102.2 million from $92.2 million in 2001. This increase was due to the launch of the IonWorks HT, along with the inclusion of seven months of revenue from UIC, acquired on June 1, 2002. Drug Discovery revenues increased 4% in 2002 due to launch of IonWorks HT in the third quarter, increased sales of FLIPR products and the addition of the Discovery-1 product line from UIC. Revenues in the Life Sciences Research product family increased 16% in 2002 largely due to the addition of the MetaMorph product line from UIC and growth in sales of the Threshold and Skatron product lines.

Gross margin decreased to 60.3% in 2002, from 61.5% in 2001. This decrease was primarily due to overall product sales that were more heavily weighted in lower margin products.

Research and development expenses increased by 19% to $18.0 million in 2002 from $15.1 million in 2001. This increase was primarily driven by inclusion of a full year's research and development expenses at Cytion S.A. ("Cytion"), which we acquired in July 2001, and the research and development expenses incurred at UIC.

Selling, general and administrative expenses increased by 6% to $35.4 million in 2002 from $33.4 million in 2001. This increase resulted from the inclusion of the selling, general and administrative expenses of UIC.

Other income, net, consisting primarily of interest income, decreased by 59% to $1.6 million in 2002 from $3.8 million in 2001. This was due to lower average cash and short-term investment balances (due to the share repurchase plan executed in the first quarter and the UIC acquisition in the second quarter) and decreased interest rates in 2002.

We recorded tax provisions of $2.9 million (an effective tax rate of 30%) and $4.6 million (an effective tax rate of 38.5%) for 2002 and 2001, respectively. The decrease in our effective tax rate resulted from tax benefits recognized in 2002 associated with our international operations. The effective tax rates for 2002 and 2001 are calculated on profit before tax excluding the write-off of acquired in-process research and development expenses in 2001, which is not deductible for income tax purposes.

LIQUIDITY AND CAPITAL RESOURCES

We had cash, cash equivalents and short and long-term investments of $60.1 million at December 31, 2003 compared to $53.8 million at December 31, 2002. In 2003, operating activities provided $18.7 million in cash.

Net cash used by investing activities was $3.5 million in 2003, which included $2.4 million of capital expenditures.

Net cash used in financing activities was $9.0 million in 2003, due to $10.3 million spent to repurchase 632,000 shares of our common stock, partially offset by $1.3 million of proceeds from the issuance of common stock for options exercised and employee stock purchases. The share repurchases occurred throughout 2003, and accounted for approximately 4.3% of the shares outstanding as of December 31, 2003. Approximately 636,000 shares remained available for repurchase at December 31, 2003 under the stock repurchase program approved by our Board of Directors in October 2001.

In February 2004, 630,000 shares of our common stock were repurchased for approximately $12 million.

We believe that our existing cash and investment securities and anticipated cash flow from our operations will be sufficient to support our current operating plan for the foreseeable future. Our ability to generate our anticipated cash flow from operations is subject to the risks and uncertainties discussed above under "Business Risks," including, in particular, variations in the amount of time it takes for us to sell our products and collect accounts receivable, the timing of customer orders, competition, risks associated with the pharmaceutical and biotechnology industries, supplier or manufacturing problems or delays, and risks associated with past and potential future acquisitions.

Likewise, our forecast of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement that involves risks and uncertainties, and actual results could vary as a result of a number of factors. We have based this estimate on our current plans which may change and assumptions that may prove to be wrong. Our future capital requirements will depend on many factors, including:

- the progress of our research and development;
- the number and scope of our research programs;

- market acceptance and demand for our products;
- the costs that may be involved in enforcing our patent claims and other intellectual property rights;
- potential acquisition and technology licensing opportunities;
- the costs associated with repurchasing shares of our common stock;
- manufacturing capacity requirements; and
- the costs of expanding our sales, marketing and distribution capabilities both in the United States and abroad.

We have generated sufficient cash flow to fund our capital requirements primarily through operating and financing activities over the last three years. However, we cannot assure you that we will not require additional financing in the future to support our existing operations or potential acquisition and technology licensing opportunities that may arise. Therefore, we may in the future seek to raise additional funds through bank facilities, debt or equity offerings or other sources of capital. Additional financing may not be available on favorable terms or at all, and may be dilutive to our then-current stockholders.

Our cash and investments policy emphasizes liquidity and preservation of principal over other portfolio considerations. We select investments that maximize interest income to the extent possible given these two constraints. We satisfy liquidity requirements by investing excess cash in securities with different maturities to match projected cash needs and limit concentration of credit risk by diversifying our investments among a variety of high credit-quality issuers. We believe that our existing cash and investment securities and anticipated cash flow from our operations will be sufficient to support our current operating plan for the foreseeable future.

Our facilities are leased under noncancelable operating leases. In addition, we have contractual commitments for the purchase of certain resale products and manufacturing components with certain vendors ending in 2004. As of December 31, 2003, the following is a summary of our contractual obligations (in millions):

	PAYMENTS DUE BY PERIOD				
	Total	2004	2005 to 2006	2007 to 2008	2009 and thereafter
Operating leases	$22.2	$5.5	$10.8	$5.0	$0.9
Unconditional purchase obligations	1.7	1.7	—	—	—
Total contractual cash obligations	$23.9	$7.2	$10.8	$5.0	$0.9

RECENT ACCOUNTING PRONOUNCEMENTS

In December 2003, the Financial Accounting Standards Board (FASB) issued a revision to Interpretation No. 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51" ("FIN 46R"). FIN 46R clarifies the application of ARB No. 51, "Consolidated Financial Statements," to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support provided by any parties, including the equity holders. FIN 46R requires the consolidation of these entities, known as variable interest entities ("VIEs"), by the primary beneficiary of the entity. The primary beneficiary is the entity, if any, that will absorb a majority of the entity's expected losses, receive a majority of the entity's expected residual returns, or both. We do not have any interests in VIEs.

In November 2002, the Emerging Issues Task Force ("EITF") reached a consensus on Issue No. 00-21 Accounting for Revenue Arrangements with Multiple Deliverables. The EITF concluded that revenue arrangements with multiple elements should be divided into separate units of accounting if the deliverables in the arrangement have value to the customer on a standalone basis, if there is objective and reliable evidence of the fair value of the undelivered elements, and as long as there are no rights of return or additional performance guarantees by the Company. The provisions of EITF Issue No. 00-21 are applicable to agreements entered into after June 15, 2003. Adoption of the consensus in the third quarter of fiscal 2003 did not have a material effect on the Company's results of operations or financial condition.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risk, including changes in interest rates and foreign currency exchange rates. The primary objective of our investment activities is to preserve principal while at the same time maximizing the income we receive from our investments without significantly increasing risk. A discussion of our accounting policies for financial instruments and further disclosures relating to financial investments is included in the Summary of Significant Accounting Policies note in the Notes to Consolidated Financial Statements included in this report.

Our interest income is sensitive to changes in the general level of interest rates, primarily U.S. interest rates. In this regard, changes in U.S. interest rates affect the interest earned on our cash equivalents and short-term investments. We invest our excess cash primarily in demand deposits with United States banks and money market accounts and short-term securities. These securities, consisting of $2.1 million of commercial paper and $7.7 million of U.S. government agency securities, are carried at market value, which approximate cost, typically mature or are redeemable within 90 days to two years, and bear minimal risk. We have not experienced any significant losses on the investments.

We are exposed to changes in foreign currency exchange rates primarily in the United Kingdom, France, Japan, Germany and Canada, where we sell direct in local currencies. All other foreign sales are denominated in U.S. dollars and bear no exchange rate risk. However, a strengthening of the U.S. dollar could make our products less competitive in overseas markets. Gains and losses resulting from foreign currency transactions have historically been immaterial. Translation gains and losses related to our foreign subsidiaries in the United Kingdom, Japan, Germany, Switzerland and Norway are accumulated as a separate component of stockholders' equity. We do not currently engage in foreign currency hedging transactions, but may do so in the future.

Item 8. Financial Statements and Supplementary Data

The following consolidated financial statements of Molecular Devices and financial statement schedules are attached to this report as pages 32 through 51.

Financial Statements:

- Report of Ernst & Young LLP, Independent Auditors
- Consolidated Balance Sheets as of December 31, 2003 and 2002
- Consolidated Statements of Operations for each of the three years in the period ended December 31, 2003
- Consolidated Statements of Stockholders' Equity for the three years in the period ended December 31, 2003
- Consolidated Statements of Cash Flows for each of the three years in the period ended December 31, 2003
- Notes to Consolidated Financial Statements

Financial Statement Schedules:

Schedule II — Valuation and Qualifying Accounts

All other schedules are omitted because they are not applicable or the required information is shown in the consolidated financial statements or notes thereto.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None

Item 9A. Controls and Procedures

Evaluation of disclosure controls and procedures. Based on our management's evaluation (with the participation of our chief executive officer and chief financial officer), as of the end of the period covered by this report, our chief executive officer and chief financial officer have concluded that, subject to limitations described below, our disclosure controls and procedures (as defined in Securities Exchange Act Rules 13a-15(e) and 15d-15(e)) are effective to ensure that the information required to be disclosed by us in reports that we file or submit under the Securities Exchange

Act of 1934 is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

Changes in internal controls. There was no change in our internal control over financial reporting during our fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Limitations on the effectiveness of controls. Our management, including our chief executive officer and chief financial officer, does not expect that our control systems will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within Molecular Devices Corporation have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected. Accordingly, our disclosure controls and procedures are designed to provide reasonable, not absolute, assurance that the objectives of our disclosure control system are met and, as set forth above, our chief executive officer and chief financial officer have concluded, based on their evaluation as of the end of the period covered by this report, that our disclosure controls and procedures were sufficiently effective to provide reasonable assurance that the objectives of our disclosure control system were met.

part III

Item 10. Directors and Executive Officers of the Registrant

Identification of Directors and Executive Officers

Information with respect to Directors and Executive Officers may be found in the sections entitled "Proposal 1 — Election of Directors," and "Executive Officers of the Company," respectively, appearing in the definitive Proxy Statement to be delivered to stockholders in connection with the solicitation of proxies for our Annual Meeting of Stockholders to be held on May 27, 2004 (the "Proxy Statement"). Such information is incorporated herein by reference.

Section 16(a) Beneficial Ownership Reporting Compliance

The information required by this Item with respect to compliance with Section 16(a) of the Exchange Act is incorporated herein by reference from the section captioned "Section 16(a) Beneficial Ownership Reporting Compliance" contained in the Proxy Statement.

Code of Conduct

The information required by this Item with respect to our code of conduct is incorporated herein by reference from the section captioned "Proposal 1 — Election of Directors — Code of Conduct" contained in the Proxy Statement.

The code is available on our Internet website at: www.moleculardevices.com. If we make any substantive amendments to the code or grant any waiver from a provision of the code applicable to any executive officer or director, we will promptly disclose the nature of the amendment or waiver on our website.

Item 11. Executive Compensation

The information required by this item is set forth in the Proxy Statement under the heading "Executive Compensation," which information is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management

The information required by this item is set forth in the Proxy Statement under the heading "Security Ownership of Certain Beneficial Owners and Management," which information is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions

The information required by this item is set forth in the Proxy Statement under the heading "Certain Transactions," which information is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services

The information required by this Item is incorporated herein by reference from the section captioned "Ratification of Independent Auditors" contained in the Proxy Statement.

Consistent with Section 10A(i)(2) of the Securities Exchange Act of 1934, as added by Section 202 of the Sarbanes-Oxley Act of 2002, we are responsible for listing the non-audit services approved by our Audit Committee to be performed by Ernst & Young LLP, our external auditor. Non-audit services are defined as services other than those provided in connection with an audit or a review of our financial statements. Our Audit Committee currently has approved the engagement of Ernst & Young to perform up to $50,000 in non-audit services in 2004, and authorized the Chairman of the Audit Committee to pre-approve the engagement of Ernst & Young to perform additional non-audit and non-tax services in excess of $50,000.

part IV

Item 15. Exhibits, Financial Statement Schedules and Reports on Form 8-K

(a) The following documents are filed as a part of this report:

1. Financial Statements — See Index to Consolidated Financial Statements as Item 8 on page 26 of this report.
2. Financial Statement Schedule — See Index to Consolidated Financial Statements as Item 8 on page 26 of this report.
3. Exhibits

EXHIBIT NUMBER	DESCRIPTION OF DOCUMENT
2.1(1)	Form of Agreement and Plan of Merger between the Registrant and Molecular Devices Corporation, a California Corporation
2.2(2)	Stock and Asset Purchase Agreement, dated as of May 17, 1999, among Molecular Devices Corporation, a Delaware corporation, Helge Skare, Wiel Skare, Steinar Faanes and Sten Skare, each an individual resident in Norway, Skatron Instruments AS, a Norwegian company, and Skatron Instruments, Inc., a Virginia corporation
2.4(5)	Agreement and Plan of Merger and Reorganization dated as of June 7, 2000 by and among Molecular Devices Corporation, Mercury Acquisition Sub, Inc. and LJL BioSystems, Inc.
2.5(11)	Stock Purchase Agreement dated as of November 14, 2000 by and among JCR Pharmaceuticals, K.K. and Molecular Devices Corporation
2.6(12)	Stock Purchase Agreement dated as of July 6, 2001 by and among Molecular Devices, Cytion S.A., Jean-Pierre Rosat (as agent for the stockholders of Cytion) and each of the stockholders of Cytion.
2.7(13)	Stock Purchase Agreement dated as of June 1, 2002 by and among Molecular Devices, Universal Imaging Corporation, Theodore Inoue (as agent for the stockholders of Universal Imaging Corporation) and each of the stockholders of Universal Imaging Corporation.
3.1(1)	Amended and Restated Certificate of Incorporation of Registrant
3.2(1)	Bylaws of the Registrant
3.3(8)	Certificate of Amendment to Certificate of Incorporation
4.1(1)	Specimen Certificate of Common Stock of Registrant
10.1(1)*	1988 Stock Option Plan
10.2(1)*	Form of Incentive Stock Option under the 1988 Stock Option Plan
10.3(1)*	Form of Supplemental Stock Option under the 1988 Stock Option Plan
10.4(8)*	1995 Employee Stock Purchase Plan
10.6(1)*	Form of Nonstatutory Stock Option under the 1995 Non-Employee Directors' Stock Option Plan
10.8(1)*	Form of Incentive Stock Option under the 1995 Stock Option Plan
10.9(1)*	Form of Nonstatutory Stock Option under the 1995 Stock Option Plan
10.10(1)*	Form of Early Exercise Stock Purchase Agreement under the 1995 Stock Option Plan
10.11(1)*	Form of Indemnity Agreement between the Registrant and its Directors and Executive Officers
10.19(2)*	Key Employee Agreement for Joseph D. Keegan, Ph.D., dated March 11, 1998, as amended
10.20(3)	Exclusive License and Technical Support Agreement dated August 28, 1998 by and between the Registrant and Affymax
10.21(3)*	Employee Offer Letter for Tim Harkness
10.23(3)*	Employee Offer Letter for John Senaldi
10.24(4)*	1995 Non-Employee Director's Stock Option Plan, as amended
10.25(14)*	1995 Stock Option Plan, as amended
10.26(6)*	Employee Offer Letter for Patricia Sharp
10.27(7)*	LJL BioSystems 1994 Equity Incentive Plan and Forms of Agreements
10.28(7)*	LJL BioSystems 1997 Stock Plan and Forms of Agreements
10.29(7)*	LJL BioSystems 1998 Directors' Stock Option Plan and Forms of Agreements
10.33(9)	Lease Agreement dated May 26, 2000 by and between Aetna Life Insurance Company and the Registrant
10.34(10)*	Change in Control Severance Benefit Plan
10.35(12)	Rights Agreement, dated October 25, 2001, among the Registrant and EquiServe Trust Company, N.A.
10.36(8)*	Key Employee Agreement for Stephen Oldfield
10.37(8)*	Key Employee Agreement for Tom O'Lenic
10.38(14)*	2001 Stock Option Plan
10.39(14)	Lease dated May 28, 2002 by and between The Irvine Company and the Registrant
10.40(14)*	Letter Agreement dated April 11, 2002 by and between the Registrant and Joseph D. Keegan, Ph.D.

EXHIBIT NUMBER	DESCRIPTION OF DOCUMENT
10.41(14)*	Letter Agreement dated April 11, 2002 by and between the Registrant and Timothy A. Harkness
10.42(14)*	Letter Agreement dated April 11, 2002 by and between the Registrant and John S. Senaldi
21.1	Subsidiaries of the Registrant
23.1	Consent of Ernst & Young LLP, Independent Auditors
31.1	Certification required by Rule 13a-14(a) or Rule 15d-14(a).
31.2	Certification required by Rule 13a-14(a) or Rule 15d-14(a).
32.1**	Certifications required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C 1350).

(1) Incorporated by reference to the similarly described exhibit in our Registration Statement on Form S-1 (File No. 33-98926), as amended.

(2) Incorporated by reference to the similarly described exhibit in our Form 10-Q Quarterly Report dated June 30, 1998, and filed August 13, 1998.

(3) Incorporated by reference to the similarly described exhibit in our Form 10-Q Quarterly Report dated September 30, 1998, and filed November 13, 1998.

(4) Incorporated by reference to the similarly described exhibit in our Registration Statement on Form S-8 (File No. 333-86159), as amended.

(5) Incorporated by reference to the similarly described exhibit in our Current Report on Form 8-K filed June 12, 2000.

(6) Incorporated by reference to the similarly described exhibit in our Form 10-Q Quarterly Report dated September 30, 2000 and filed on November 13, 2000.

(7) Incorporated by reference to the similarly described exhibit filed with LJL BioSystems' Registration Statement on Form S-1 (File No. 333-43529) declared effective on March 12, 1998.

(8) Incorporated by reference to the similarly described exhibit in our Form 10-K Annual Report dated December 31, 2001 and filed on April 1, 2002.

(9) Incorporated by reference to the similarly described exhibit in our Form 10-K Annual Report dated December 31, 2000 and filed on March 30, 2001.

(10) Incorporated by reference to the similarly described exhibit in our Form 10-Q Quarterly Report dated March 31, 2001 and filed on May 11, 2001.

(11) Incorporated by reference to the similarly described exhibit in our Form 10-Q Quarterly Report dated June 30, 2001 and filed on August 14, 2001.

(12) Incorporated by reference to the similarly described exhibit in our Current Report on Form 8-K filed October 30, 2001.

(13) Incorporated by reference to the similarly described exhibit in our Current Report on Form 8-K filed on June 12, 2002.

(14) Incorporated by reference to the similarly described exhibit in our Form 10-K Annual Report dated December 31, 2003 and filed on March 27, 2003.

* Management contract or compensatory plan or arrangement.

** The certification attached as Exhibit 32.1 accompanies the Annual Report on Form 10-K pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not be deemed "filed" by the Company for purposes of Section 18 of the Securities Exchange Act of 1934, as amended.

(b) Reports on Form 8-K

We filed a current report on Form 8-K, dated October 14, 2003, to furnish our public announcement of our fiscal third quarter results for the period ended September 30, 2003, which announcement included our consolidated balance sheets and statements of operations for the period.

(c) Exhibits

See Item 15(a) above.

(d) Financial Statement Schedule

See Item 15(a) above.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized on March 9, 2004.

MOLECULAR DEVICES CORPORATION

By: /s/ JOSEPH D. KEEGAN, PH.D.

JOSEPH D. KEEGAN, PH.D.
PRESIDENT AND CHIEF EXECUTIVE OFFICER

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE
/s/ JOSEPH D. KEEGAN, PH.D. Joseph D. Keegan, Ph.D.	President, Chief Executive Officer and Director (Principal Executive Officer)	March 9, 2004
/s/ TIMOTHY A. HARKNESS Timothy A. Harkness	Vice President, Finance and Chief Financial Officer (Principal Financial and Accounting Officer)	March 9, 2004
/s/ MOSHE H. ALAFI Moshe H. Alafi	Director	March 9, 2004
/s/ DAVID L. ANDERSON David L. Anderson	Director	March 9, 2004
/s/ A. BLAINE BOWMAN A. Blaine Bowman	Director	March 9, 2004
/s/ PAUL GODDARD, PH.D. Paul Goddard, Ph.D.	Director	March 9, 2004
Andre F. Marion	Director	
/s/ HARDEN M. MCCONNELL, PH.D. Harden M. McConnell, Ph.D.	Director	March 9, 2004
/s/ J. ALLAN WAITZ, PH.D. J. Allan Waitz, Ph.D.	Director	March 9, 2004

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Molecular Devices Corporation and Subsidiaries

We have audited the accompanying consolidated balance sheets of Molecular Devices Corporation and its subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2003. Our audits also included the financial statement schedule listed in the Index at Item 15(a). These financial statements and schedule are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Molecular Devices Corporation and its subsidiaries as of December 31, 2003 and 2002, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 1 to the consolidated financial statements, in 2002 the Company changed its method of accounting for goodwill and other intangible assets.

/s/ Ernst & Young LLP

Palo Alto, California
January 30, 2004,
except for Note 12, as to
which the date is
February 25, 2004

MOLECULAR DEVICES CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

	DECEMBER 31, 2003	DECEMBER 31, 2002
ASSETS		
Current assets:		
Cash and cash equivalents	$ 50,260	$ 43,733
Short-term investments	8,114	10,050
Accounts receivable, net of allowance for doubtful accounts of $408 and $434	26,209	26,443
Inventories, net	17,025	17,722
Deferred tax assets	5,223	5,230
Other current assets	1,849	1,770
Total current assets	108,680	104,948
Long-term investments	1,736	—
Equipment and leasehold improvements, net	9,706	10,943
Goodwill	26,017	26,017
Intangible and other assets	20,774	20,993
	$166,913	$162,901
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 4,019	$ 2,863
Accrued compensation	6,295	4,610
Other accrued liabilities	5,942	8,361
Deferred revenue	5,119	4,263
Total current liabilities	21,375	20,097
Stockholders' equity:		
Preferred stock, $.001 par value; 3,000,000 shares authorized	—	—
Common stock, $.001 par value; 60,000,000 shares authorized; 15,653,283 and 15,555,190 shares issued and 14,778,837 and 15,312,892 outstanding at December 31, 2003 and 2002, respectively	16	15
Additional paid-in capital	184,956	181,773
Accumulated deficit	(26,106)	(33,848)
Treasury stock, at cost; 874,446 and 242,298 shares at December 31, 2003 and 2002, respectively	(14,968)	(4,632)
Accumulated other comprehensive income (loss)	1,640	(504)
Total stockholders' equity	145,538	142,804
	$166,913	$162,901

See accompanying notes.

MOLECULAR DEVICES CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

	YEARS ENDED DECEMBER 31,		
	2003	2002	2001
Revenues	$115,581	$102,157	$92,231
Cost of revenues	43,256	40,561	35,538
Gross profit	72,325	61,596	56,693
Operating expenses:			
Research and development	18,679	18,002	15,105
Selling, general and administrative	43,457	35,435	33,381
Acquired in-process research and development	—	—	12,625
Total operating expenses	62,136	53,437	61,111
Income (loss) from operations	10,189	8,159	(4,418)
Other income, net	872	1,562	3,806
Income (loss) before income taxes	11,061	9,721	(612)
Income tax provision	3,319	2,916	4,625
Net income (loss)	$ 7,742	$ 6,805	$(5,237)
Basic net income (loss) per share	$ 0.51	$ 0.44	$ (0.32)
Diluted net income (loss) per share	$ 0.51	$ 0.44	$ (0.32)

See accompanying notes.

MOLECULAR DEVICES CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(IN THOUSANDS, EXCEPT SHARE AMOUNTS)

	Common Stock		Additional Paid-In	Accumulated	Treasury Stock	Deferred	Accumulated Other Comprehensive	Total Stockholders'
	Shares	Amount	Capital	Deficit	(at cost)	Compensation	Income (Loss)	Equity
Balance at December 31, 2000	16,331,167	$17	$169,820	$ (4,833)	$ —	$(443)	$ (928)	$163,633
Comprehensive income:								
Net loss	—	—	—	(5,237)	—	—		(5,237)
Currency translation	—	—	—	—	—	—	(1,690)	(1,690)
Total comprehensive loss	—	—	—	—	—	—	—	(6,927)
Issuance of shares of common stock to acquire Cytion S.A.	400,000	—	7,376	—	—	—	—	7,376
Issuance of shares of common stock for options exercised	210,204	—	3,384	—		111	—	3,495
Issuance of shares of common stock under Employee Stock Purchase Plan	37,714	—	653	—	—	—	—	653
Issuance of shares of common stock for cashless warrant exercise	12,759	—	—	—	—	—	—	—
Repurchase of shares of common stock	(1,510,000)	—	—	—	(30,745)		—	(30,745)
Retirement of common stock in treasury	—	(2)	—	(30,583)	30,585	—	—	—
Balance at December 31, 2001	15,481,844	15	181,233	(40,653)	(160)	(332)	(2,618)	137,485
Comprehensive income:								
Net income	—		—	6,805	—	—	—	6,805
Currency translation	—	—	—	—	—	—	2,114	2,114
Total comprehensive income	—	—	—	—	—	—	—	8,919
Issuance of shares of common stock for options exercised	25,107	—	371	—	—	74		445
Issuance of shares of common stock under Employee Stock Purchase Plan	28,194	—	427	—	—	—	—	427
Repurchase of shares of common stock	(222,253)	—	—	—	(4,472)	—	—	(4,472)
Reversal of deferred compensation for terminated employees	—	—	(258)	—	—	258	—	—
Balance at December 31, 2002	15,312,892	15	181,773	(33,848)	(4,632)	—	(504)	142,804
Comprehensive income:								
Net income	—	—	—	7,742	—	—	—	7,742
Currency translation	—	—	—	—	—	—	2,144	2,144
Total comprehensive income	—	—	—	—	—	—	—	9,886
Issuance of shares of common stock for options exercised	28,792	—	305	—	—	—	—	305
Issuance of shares of common stock under Employee Stock Purchase Plan	69,301	1	992	—	—	—	—	993
Income tax benefit associated with the exercise of stock options	—	—	1,886	—	—	—	—	1,886
Repurchase of shares of common stock	(632,148)	—	—	—	(10,336)	—	—	(10,336)
Balance at December 31, 2003	14,778,837	$16	$184,956	$(26,106)	$(14,968)	$ —	$ 1,640	$145,538

MOLECULAR DEVICES CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(IN THOUSANDS)

	YEARS ENDED DECEMBER 31,		
	2003	2002	2001
Cash flows from operating activities:			
Net income (loss)	$ 7,742	$ 6,805	$(5,237)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	5,304	3,847	3,710
Charge for acquired in-process research and development	—	—	12,625
Amortization of deferred compensation	—	74	111
Amortization of goodwill (in 2001) and other intangible assets	425	280	624
Income tax benefit realized as a result of employee exercises of stock options	1,886	—	—
Deferred tax assets	1,140	827	942
(Increase) decrease in assets:			
Accounts receivable	1,740	(345)	3,949
Inventories	(412)	10	(5,069)
Other current assets	(41)	594	3,639
Increase (decrease) in liabilities:			
Accounts payable	1,147	(145)	(3,015)
Accrued compensation	1,662	1,030	(875)
Other accrued liabilities	(2,560)	1,690	1,286
Deferred revenue	714	595	1,083
Net cash provided by operating activities	18,747	15,262	13,773
Cash flows from investing activities:			
Purchases of investments	(15,275)	(17,680)	(14,818)
Proceeds from sales and maturities of investments	15,475	18,515	59,192
Capital expenditures	(2,399)	(2,295)	(3,784)
Acquisitions, net of cash on hand	—	(22,927)	(10,367)
Increase in other assets	(1,294)	(372)	(472)
Net cash provided by (used in) investing activities	(3,493)	(24,759)	29,751
Cash flows from financing activities:			
Repayment of borrowings	—	—	(586)
Issuance of common stock	1,299	798	4,037
Purchase of treasury stock	(10,336)	(4,472)	(30,745)
Net cash (used in) financing activities	(9,037)	(3,674)	(27,294)
Effect of exchange rate changes on cash	310	532	(1,690)
Net increase (decrease) in cash and cash equivalents	6,527	(12,639)	14,540
Cash and cash equivalents at beginning of year	43,733	56,372	41,832
Cash and cash equivalents at end of year	$ 50,260	$ 43,733	$56,372
Supplemental cash flow information:			
Cash paid during the year for:			
Interest	$ —	$ —	$ 44
Income taxes	$ 2,143	$ 496	$ 802
Supplemental schedule of noncash investing and financing activities:			
Issuance of 400,000 shares of common stock in conjunction with the acquisition of Cytion S.A. in July 2001	$ —	$ —	$ 7,376

See accompanying notes.

MOLECULAR DEVICES CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Summary of Significant Accounting Policies

BASIS OF PRESENTATION

Molecular Devices Corporation ("Molecular Devices", "our", "us" or "we"), a Delaware corporation, is principally involved in the design, development, manufacture, sale and service of bioanalytical measurement systems for life sciences and drug discovery applications. The principal customers for our products include leading pharmaceutical and biotechnology companies as well as medical centers, universities, government research laboratories and other institutions throughout the world.

The consolidated financial statements include the accounts of Molecular Devices and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

CASH EQUIVALENTS

Cash equivalents consist of highly liquid investments, principally money market accounts and marketable debt securities, with maturities of three months or less at the time of purchase.

INVESTMENTS

Our short-term and long-term investments consist of marketable securities classified as "available-for-sale". Investments with maturities within twelve months of the balance sheet date are considered short-term. Those investments maturing beyond twelve months from the balance sheet date are considered long-term. Available-for-sale securities are carried at fair market value, with unrealized gains and losses, net of tax, included in accumulated other comprehensive income (loss) in stockholders' equity. Gains and losses on securities sold are based on the specific identification method and are included in the results of operations. Realized gains and losses have been historically immaterial and combined with interest income in the "other income, net" line of the consolidated statement of operations.

Fair values of marketable securities are based on quoted market values at December 31, 2003 and 2002. At December 31, 2003, the difference between the fair value and amortized cost of marketable securities was not significant. Investments consisted the following:

	DECEMBER 31,	
	2003	2002
	(In thousands)	
Short-term investments:		
Federal government securities	$5,960	$ 6,659
Corporate securities	2,154	3,391
	$8,114	$10,050
Long-term investments:		
Federal government securities	$1,736	$ —

CONCENTRATION OF CREDIT RISK

Financial instruments that potentially subject us to concentrations of credit risk, are primarily cash, cash equivalents, short-term investments and accounts receivable. We deposit cash with high credit quality financial institutions. Our cash equivalents and marketable securities are primarily invested in federal government agency obligations and corporate securities that have various maturities during 2003 and 2004.

We sell our products primarily to corporations, academic institutions, government entities and distributors within the drug discovery and life sciences research markets. We perform ongoing credit evaluations of our customers and generally do not require collateral. We maintain reserves for potential credit losses and such losses have been historically within our expectations. In 2003, one customer accounted for approximately 5% of sales.

INVENTORIES

Inventories are stated on a first-in, first-out basis at the lower of cost or market. We write down our inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory write downs may be required.

CAPITALIZED SOFTWARE COSTS

Software development costs incurred subsequent to the establishment of technological feasibility are capitalized in accordance with SFAS No. 86; "Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed." No amounts have been capitalized to date as costs incurred after the establishment of technological feasibility have not been material.

EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Equipment is recorded at cost and depreciated using the straight-line method over the estimated useful lives of the assets (ranging from three to five years). Leasehold improvements are amortized over the remaining term of the lease, or the life of the asset, whichever is shorter. Maintenance and repairs are expensed as incurred. Depreciation expense for 2003, 2002 and 2001 was $3.7 million, $3.2 million, and $2.6 million, respectively.

GOODWILL

Goodwill represents the difference between the purchase price and the fair value of net assets when accounted for by the purchase method of accounting. Prior to 2002, goodwill was amortized using the straight-line method over 10 to 15 years. In January 2002, we adopted FAS 142 and, accordingly, ceased amortizing goodwill. In conjunction with the adoption of FAS 142, we performed an initial impairment test of goodwill and found no impairment. The gross amount of goodwill was $27.0 million at December 31, 2003 and 2002, respectively.

The following table presents the impact of adopting of FAS 142 had the standard been in effect for the year ended December 31, 2001 (in thousands, except per share data):

	YEAR ENDED DECEMBER 31, 2001
Reported net loss	$(5,237)
Add back: Goodwill amortization	338
Adjusted net loss	$(4,899)
Basic and diluted earnings per share:	
Reported net loss	$ (0.32)
Add back: Goodwill amortization	0.02
Adjusted net loss	$ (0.30)

OTHER ASSETS

Other assets include patents, developed technology, license fees, tradename and strategic investments in privately held companies that have been accounted for under the cost method. Patents, developed technology and license fees are amortized over their expected useful life of ten years. Tradename is assessed to have an indefinite life and therefore is not subject to amortization.

IMPAIRMENT OF LONG-LIVED ASSETS

We evaluate long-lived assets, including goodwill and investments accounted for under the cost method, for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable based

on expected undiscounted cash flows attributable to that asset. The amount of any impairment is measured as the difference between the carrying value and the fair value of the impaired asset. For long-lived assets, fair value would be measured based on discounted expected cash flows. There were no long-lived assets that were considered to be impaired during any period presented.

EQUITY INVESTMENTS

We invest in equity instruments of privately held companies for business and strategic purposes. These investments are included in other long-term assets and are accounted for under the cost method when ownership is less than 20 percent of voting securities and we do not have the ability to exercise significant influence over operations. When our ownership exceeds 20 percent of voting securities but is less than 50 percent, or we have the ability to exercise significant influence, the investment is accounted for under the equity method. Under the equity method, the investee's proportionate share of net income or loss and amortization of the investee's net excess investment over its equity in net assets is included in our net income or loss. As of December 31, 2003, we did not hold any investments accounted for under the equity method. We regularly review the assumptions underlying the operating performance and cash flow forecasts in assessing the fair values. We monitor the preceding factors to identify events or circumstances which would cause us to test for other than temporary impairment and revise our assumptions for the estimated recovery of equity investments. There were no investments considered impaired during any of the periods presented.

INCOME TAXES

Income taxes are accounted for under the liability method whereby deferred tax asset or liability account balances are calculated at the balance sheet date using current tax laws and rates in effect for the year in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized in the future.

FOREIGN CURRENCY TRANSLATION

We translate the assets and liabilities of our foreign subsidiaries into dollars at the rates of exchange in effect at the end of the period and translate revenues and expenses using rates in effect during the period. Gains and losses from these translations are accumulated as a separate component of stockholders' equity. Gains and losses resulting from foreign currency transactions are immaterial and are included in the statements of operations.

REVENUE RECOGNITION AND WARRANTY

We recognize product revenue at the time of shipment and transfer of title when collectibility is reasonably assured. Software revenue is recognized at the time of sale and in accordance with AICPA Statement of Position No. 97-2, "Software Revenue Recognition" ("SOP 97-2"). There are no significant customer acceptance requirements or post-shipment obligations on the part of Molecular Devices for product or software sales.

Future warranty costs are estimated and provided for at the time of sale. Freight costs for revenue-generating shipments are charged to costs of goods sold. Amounts received prior to completion of the earnings process are recorded as customer deposits or deferred revenue, as appropriate. Service contract revenue is deferred at the time of sale and recognized ratably over the period of performance.

ADVERTISING COSTS

We expense the cost of advertising as incurred. Such costs approximated $782,000, $1.1 million and $1.2 million for 2003, 2002 and 2001, respectively.

RECENT ACCOUNTING PRONOUNCEMENTS

In December 2003, the Financial Accounting Standards Board (FASB) issued a revision to Interpretation No. 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51" ("FIN 46R"). FIN 46R clarifies the application of ARB No. 51, "Consolidated Financial Statements," to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support provided by any parties, including the equity holders. FIN 46R requires the consolidation of these entities, known as variable interest entities ("VIEs"), by the primary beneficiary of the entity. The primary beneficiary is the entity, if any, that will absorb a majority of the entity's expected losses, receive a majority of the entity's expected residual returns, or both. We do not have any interests in VIEs.

In November 2002, the Emerging Issues Task Force ("EITF") reached a consensus on Issue No. 00-21 Accounting for Revenue Arrangements with Multiple Deliverables. The EITF concluded that revenue arrangements with multiple elements should be divided into separate units of accounting if the deliverables in the arrangement have value to the customer on a standalone basis, if there is objective and reliable evidence of the fair value of the undelivered elements, and as long as there are no rights of return or additional performance guarantees by the Company. The provisions of EITF Issue No. 00-21 are applicable to agreements entered into after June 15, 2003. Adoption of the consensus in the third quarter of fiscal 2003 did not have a material effect on our results of operations or financial condition.

PER SHARE DATA

Basic net income (loss) per share is computed based on the weighted average number of shares of our common stock outstanding. Diluted net income (loss) per share is computed based on the weighted average number of shares of our common stock and other dilutive securities. Dilutive securities consist of the incremental common shares issuable upon the exercise of stock options and warrants (using the treasury stock method).

Computation of diluted earnings (loss) per share is as follows (in thousands, except per share amounts):

	YEARS ENDED DECEMBER 31,		
	2003	2002	2001
Weighted average common shares outstanding for the period	15,067	15,348	16,192
Common equivalent shares assuming exercise of stock options under the treasury stock method	112	109	—
Shares used in diluted per share calculation	15,179	15,457	16,192
Net income (loss)	$ 7,742	$ 6,805	$(5,237)
Basic net income (loss) per share	$ 0.51	$ 0.44	$ (0.32)
Diluted net income (loss) per share	$ 0.51	$ 0.44	$ (0.32)

Options to purchase 2,085,413 shares of common stock at a weighted average per share exercise price of $30.33 were outstanding during 2003, but were not included in the computation of diluted earnings per share for that year as the options' weighted-average exercise price was greater than the average market price of the common shares and, therefore, the effect would have been anti-dilutive. In 2002 and 2001, the total number of shares excluded from the calculations of diluted net income (loss) per share was 2,115,476 and 307,000, respectively. Such securities, had they been dilutive, would have been included in the computations of diluted net income (loss) per share using the treasury stock method.

STOCK BASED COMPENSATION

As permitted by Statement of Financial Accounting Standards No. 123 (SFAS 123), "Accounting for Stock-Based Compensation," as amended, we apply the intrinsic value method of accounting as described in APB Opinion 25 and related interpretations in accounting for our stock option plans and, accordingly, recognize no compensation expense for stock option grants with an exercise price equal to the fair market value of the shares at the date of grant. If we had elected to recognize compensation cost based on the fair value of the options granted at grant date and shares issued

under stock purchase plans as prescribed by SFAS 123, net income (loss) and net income (loss) per share would have been changed to the pro forma amounts indicated in the table below (in thousands, except per share amounts):

	YEARS ENDED DECEMBER 31,		
	2003	2002	2001
Net income (loss) — as reported	$7,742	$ 6,805	$ (5,237)
Stock based employee compensation expense determined using the fair value method, net of tax	7,520	7,886	6,552
Net income (loss) — pro forma	$ 222	$(1,081)	$(11,789)
Net income (loss) per share:			
Basic — as reported	$ 0.51	$ 0.44	$ (0.32)
Basic — pro forma	0.01	(0.07)	(0.73)
Diluted — as reported	0.51	0.44	(0.32)
Diluted — pro forma	0.01	(0.07)	(0.73)

The pro forma net income (loss) and net income (loss) per share disclosed above are not likely to be representative of the effects on net income (loss) and net income (loss) per share on a pro forma basis in future years, as subsequent years may include additional grants and years of vesting.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	2003	2002	2001
Expected dividend yield	0%	0%	0%
Expected stock price volatility	81%	85%	94%
Risk-free interest rate	2.9%	4.4%	4.6%
Expected life of options	6.2 years	5.6 years	3.5 years

The weighted average fair value of options granted during the years ended December 31, 2003, 2002 and 2001 was $11.50, $14.06, and $18.05 per share, respectively.

COMPREHENSIVE INCOME (LOSS)

Comprehensive income (loss) is comprised of net income (loss) and other items of comprehensive income (loss). Other comprehensive income (loss) includes cumulative translation adjustments from the translation of foreign subsidiaries' financial statements, and unrealized gains and losses on available-for-sale securities, if material.

Note 2. Balance Sheet Amounts

	December 31, 2003	December 31, 2002
	(In thousands)	
Inventories:		
Raw materials	$ 6,213	$ 6,462
Work-in-process	600	1,840
Finished goods and demonstration equipment	10,212	9,420
	$17,025	$17,722
Equipment and leasehold improvements:		
Machinery and equipment	$15,170	$14,683
Software	3,727	2,817
Furniture and fixtures	3,028	2,716
Leasehold improvements	6,225	5,887
	28,150	26,103
Less accumulated depreciation and amortization	(18,444)	(15,160)
	$ 9,706	$10,943
Intangible and other assets:		
Equity investments	$12,353	$12,353
Long-term deferred tax asset	2,145	3,278
Patents and developed technology	2,285	2,569
Other	3,991	2,793
	$20,774	$20,993
Other accrued liabilities:		
Accrued income tax	$ 939	$ 3,060
Warranty accrual	1,502	1,295
Other	3,501	4,006
	$ 5,942	$ 8,361

Note 3. Commitments

Our facilities are leased under noncancelable operating leases. The leases generally require payment of taxes, insurance and maintenance costs on leased facilities. Minimum annual rental commitments under these noncancelable operating leases for the years ending 2004, 2005, 2006, 2007, 2008 and thereafter, are approximately $5.5 million, $5.4 million, $5.4 million, $4.5 million, and $1.4 million, respectively.

Net rental expense under operating leases related to our facilities was approximately $5.3 million, $5.0 million, and $2.8 million, respectively, for each of the three years ended December 31, 2003, 2002 and 2001.

We have contractual commitments for the purchase of certain resale products and manufacturing components with vendors, ending in 2004. The minimum purchase commitments are based on a set percentage of our forecasted production, and for 2004, at current prices, is approximately $1.7 million. These purchase commitments are not expected to result in a loss.

At the time of sale, we record an estimate for warranty costs that may be incurred under product warranties. Warranty expense and activity are estimated based on historical experience. The warranty accrual is evaluated periodically and adjusted for changes in experience. Changes in the warranty liability during 2003 were as follows (in thousands):

Balance December 31, 2001	$ 1,183
New warranties issued during the year	1,323
Cost of warranties incurred during the year	(1,140)
Changes in liabilities for pre-existing warranties	(71)
Balance December 31, 2002	$ 1,295
New warranties issued during the year	1,472
Cost of warranties incurred during the year	(1,265)
Balance December 31, 2003	$ 1,502

Note 4. Acquisitions and Investments

UNIVERSAL IMAGING CORPORATION

On June 1, 2002, we acquired Universal Imaging Corporation ("UIC") pursuant to a Stock Purchase Agreement, in exchange for $22 million in cash. In addition, we incurred $1.2 million of acquisition costs. As a result of the acquisition, UIC became a wholly-owned subsidiary of Molecular Devices. The results of operations for UIC were included in our results of operations beginning June 1, 2002. The excess of the purchase price over the identified net assets of UIC has been allocated to goodwill, tradename and developed technology as follows (in thousands):

Acquired goodwill	$18,846
Acquired developed technology (amortized over ten years)	1,468
Acquired tradename	707
Net book value of acquired assets and liabilities which approximate fair value	2,179
	$23,200

The condensed balance sheet of UIC as of May 31, 2002 was as follows (in thousands):

	AS OF MAY 31, 2002
Cash and cash equivalents	$ 274
Accounts receivable	1,351
Inventory	1,000
Other current assets	91
Total current assets	2,716
Fixed assets	1,141
Total assets	$3,857
Accounts payable and other current liabilities	$ 895
Long-term liabilities	783
Total liabilities	1,678
Stockholders' equity	2,179
Total liabilities and stockholders' equity	$3,857

OTHER ACQUISITIONS

On July 19, 2001, we acquired all of the capital stock of Cytion S.A. ("Cytion") in exchange for $7.5 million in cash and 400,000 shares of Molecular Devices' common stock. A one-time charge of $12.6 million for purchased in-process research and development expenses was recorded upon closing of the acquisition in 2001.

On January 5, 2001, we acquired all of the capital stock of Nihon Molecular Devices (NMD), our Japanese distributor, in exchange for $3.2 million in cash.

PRO FORMA RESULTS

The unaudited pro forma results of operations for the years ended December 31, 2003, 2002, and 2001 for Molecular Devices are set forth below. This presentation assumes that the UIC, Cytion, and NMD acquisitions had been consummated on January 1, 2001. In accordance with FAS 141 and SEC regulations, this presentation excludes the charges for acquired in-process research and development (in thousands, except per share amounts):

	YEARS ENDED DECEMBER 31,		
	2003	2002	2001
Revenue	$115,581	$107,143	$101,900
Net income	$ 7,742	$ 7,039	$ 6,729
Diluted net income per share	$ 0.51	$ 0.46	$ 0.41

The unaudited pro forma information does not purport to be indicative of the results that actually would have occurred had the above noted acquisitions been consummated on January 1, 2001 or of results that may occur in the future.

Note 5. Goodwill, Purchased Intangible Assets and License Fees

Goodwill and purchased intangible assets not subject to amortization, principally a tradename, were $26.0 million and $707,000, at December 31, 2003 and 2002, respectively.

Purchased intangible assets subject to amortization include patents and developed technology acquired through our acquisitions of Cytion and UIC. In 2002 and 2003, we entered into numerous licensing arrangements that required up front payments of license fees. These purchased intangible assets and license fees, which are being amortized over their useful lives of ten years, consisted of the following (in thousands):

	DECEMBER 31, 2003			DECEMBER 31, 2002		
	Gross Carrying Value	Accumulated Amortization	Net Carrying Value	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
Patents	$1,372	$335	$1,037	$1,372	$198	$1,174
Developed Technology	1,468	220	1,248	1,468	73	1,395
License Fees	2,588	253	2,335	939	113	826
Total	$5,428	$808	$4,620	$3,779	$384	$3,395

The estimated future amortization expense of purchased intangible assets and license fees is as follows (in thousands):

FOR THE YEAR ENDING DECEMBER 31,	Amortization Expense
2004	$ 544
2005	544
2006	544
2007	544
2008	544
Thereafter	1,900
	$4,620

Note 6. Stockholders' Equity

TREASURY STOCK

In 2003, we repurchased 632,148 shares of our common stock. These repurchases occurred at various times throughout the year. As of December 31, 2003, 874,446 repurchased shares remained on our balance sheet as treasury stock, at cost. As of December 31, 2003, approximately 636,000 shares remained available for repurchase under the stock repurchase program approved by our Board of Directors in October 2001.

Note 7. Equity Incentive Plans

Under our 1995 Stock Option Plan ("1995 Plan"), a total of 3,750,000 shares of common stock have been reserved for issuance as either incentive or nonqualified stock options to officers, directors, employees and consultants. Option grants expire in ten years and generally become exercisable in increments over a period of four to five years from the date of grant. Options may be granted with different vesting terms from time to time.

In September 1995, we established the 1995 Non-Employee Directors' Stock Option Plan (the "Directors' Plan"). Under the Directors' Plan, we are authorized to grant nonqualified stock options to purchase up to 347,500 shares of common stock at the fair market value of the common shares at the date of grant. Options granted under the Directors' Plan vest and become exercisable in three equal annual installments commencing one year from the date of the grant.

In July 2001, we established the 2001 Stock Option Plan (the "2001 Plan"). Under the 2001 Plan, a total of 100,000 shares of common stock have been reserved for issuance to employees who are working or residing outside of the United States and are not officers or directors. Option grants expire in twelve years and generally become exercisable in increments over a period of four to five years from the date of grant. Options may be granted with different vesting terms from time to time.

The following table summarizes the activity under all of our plans, including the plans of companies that we acquired:

	Shares Available for Future Grant	Options Outstanding	Weighted Average Exercise Price
Balance December 31, 2000	951,805	1,847,468	$29.89
Authorized	1,100,000	—	—
Granted	(884,950)	884,950	27.75
Exercised	—	(208,954)	15.43
Cancelled	298,107	(298,107)	30.48
Plan Expired	(610,391)	—	—
Balance December 31, 2001	854,571	2,225,357	30.32
Authorized	500,000	—	—
Granted	(591,813)	591,813	19.41
Exercised	—	(24,169)	14.28
Cancelled	227,669	(227,669)	33.76
Plan Expired	(24,130)	—	—
Balance December 31, 2002	966,297	2,565,332	27.87
Authorized	500,000	—	—
Granted	(562,855)	562,855	16.08
Exercised	—	(28,792)	10.62
Cancelled	139,054	(139,054)	32.93
Plan Expired	(7,770)	—	—
Balance December 31, 2003	1,034,726	2,960,341	$25.55

The following table is a summary of our outstanding and exercisable options at December 31, 2003:

	Options Outstanding			Options Exercisable	
Range of exercise prices	Number	Weighted-average remaining contractual life (Yrs.)	Weighted-average exercise price	Number	Weighted-average exercise price
$ 0.33 to $ 3.33	14,493	2.5	$ 3.03	14,493	$ 3.03
$ 5.25 to $ 8.54	101,781	2.6	6.37	101,781	6.37
$10.22 to $14.69	200,724	5.3	13.80	170,780	14.16
$15.00 to $19.50	845,923	8.0	16.80	225,931	18.11
$20.00 to $25.90	1,004,243	7.6	21.77	586,391	22.02
$26.63 to $29.19	245,503	5.3	26.79	245,503	26.79
$35.25 to $39.69	110,675	6.2	38.54	90,112	38.28
$48.00 to $53.33	288,850	6.1	48.06	219,056	48.06
$74.94 to $78.75	148,149	6.9	76.73	108,344	76.76
	2,960,341		$25.55	1,762,391	$27.80

There were, 1,215,510 and 684,296 options exercisable under the various plans at December 31, 2002 and 2001, respectively.

DEFERRED COMPENSATION

During 2000, we granted 2,500 shares of restricted stock to an employee. These restricted shares vested in quarterly increments from the date of grant over two years. We recognized $223,000 of deferred compensation for the total value of these shares on the date of grant. The deferred compensation expense was recognized ratably over the two-year vesting period.

EMPLOYEE STOCK PURCHASE PLANS

Under our Employee Stock Purchase Plan (the "ESPP"), 400,000 shares of common stock have been authorized for issuance. Shares may be purchased under the ESPP at 85% of the lesser of the fair market value of the common stock on the grant or the purchase date. As of December 31, 2003, 146,798 shares remained available for purchase under the ESPP.

401(k) PLAN

Our 401(k) Plan (the "Plan") covers substantially all of our U.S. based employees. Under the Plan, as amended in February 2001, eligible employees may contribute up to 25% of their eligible compensation, subject to certain Internal Revenue Service restrictions. We began matching a portion of employee contributions in 1997, up to a maximum of 3% or $2,500, whichever is less, of each employee's eligible compensation. The match, which is subject to board approval based on a number of factors, is effective December 31 of each year and vests over a period of four years of service. For the years ended December 31, 2003, 2002 and 2001, we recognized as expense approximately $492,000, $388,000 and $406,000, respectively, under the Plan.

LJL BioSystems maintained the tax deferred LJL BioSystems, Inc. 401(k) Plan (the "LJL Plan"), for its eligible employees. Effective November 1, 2001, the LJL Plan was discontinued and employee account balances were merged into the Plan.

Note 8. Income Taxes

The components of the provisions for income taxes consist of the following (in thousands):

	YEARS ENDED DECEMBER 31,		
	2003	2002	2001
Current:			
Federal	$ 150	$ 760	$2,042
State	215	315	300
Foreign	1,815	1,025	1,340
	2,180	2,100	3,682
Deferred:			
Federal	1,938	1,209	1,572
State	437	(393)	(577)
Foreign	(1,236)	—	(52)
	1,139	816	943
	$ 3,319	$2,916	$4,625

The provisions for income taxes differ from the amounts computed by applying the statutory federal income tax rate to income (loss) before income taxes. The source and tax effects of the differences are as follows:

	YEARS ENDED DECEMBER 31,		
	2003	2002	2001
Income (loss) before provisions for income taxes	$11,061	$9,721	$ (612)
Income tax at statutory rate (35%)	3,871	3,402	(214)
Non-deductible in-process research and development	—	—	4,417
State income tax, net of federal benefit	424	205	383
Foreign sales corporation/extraterritorial income exclusion benefit	(147)	(109)	(251)
Research and development credits	(197)	(318)	(381)
Foreign losses currently (benefited) not benefited	(708)	(419)	530
Other	76	155	141
	$ 3,319	$2,916	$4,625

Foreign pretax income was $5.7 million, $3.9 million, and $1.3 million in 2003, 2002 and 2001, respectively.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting and the amount used for income tax purposes. The tax effects of temporary differences and carryforwards which give rise to significant portions of the deferred tax assets and liabilities are as follows:

	DECEMBER 31,	
	2003	2002
Deferred tax assets:		
Deferred revenue and non-deductible reserves	$ 449	$1,564
Warranty and accrued expenses	2,218	2,510
Net operating loss carryforwards	4,150	3,738
Foreign loss carryforwards	163	709
Tax credit carryforwards	2,617	2,827
Other	677	802
Valuation allowances	(2,906)	(3,642)
Net deferred tax assets	$ 7,368	$8,508

The valuation allowance decreased by $736,000 and $970,000 in 2003 and 2002, respectively. Approximately $2.9 million of the valuation allowance relates to stock option deductions that will be credited to stockholders' equity when realized.

As of December 31, 2003, we had net operating loss carryforwards for federal income tax purposes of approximately $11.1 million, which expire in the years 2012 through 2019 and federal research and development tax credits of approximately $1.5 million which expire in the years 2012 through 2023. We had net operating loss carryforwards for state income tax purposes of approximately $8.5 million which expire in the years 2004 through 2012 and research and development credits of approximately $1.1 million for state income tax purposes which carryforward indefinitely. Utilization of the net operating loss and tax credit carryforwards may be subject to substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code and similar state provisions. Such an annual limitation could result in the expiration of the net operating loss and tax credit carryforwards before utilization.

Note 9. Industry Segment, Geographic and Customer Information

We operate in a single industry segment, and the chief operating decision maker views its operations as follows: the design, development, manufacture, sale and service of bioanalytical measurement systems for drug discovery and life sciences research applications.

Foreign subsidiaries' operations consist of research and development, sales, service, manufacturing and distribution. Summarized data for our domestic and international operations was as follows (in thousands):

	United States	International	Adjustments and eliminations	Total
Year-Ended December 31, 2003				
Revenues	$ 98,884	$37,193	$(20,497)	$115,580
Income (loss) from operations	5,768	4,545	(124)	10,189
Total assets	157,950	25,754	(16,791)	166,913
Year-Ended December 31, 2002				
Revenues	92,058	30,278	(20,179)	102,157
Income (loss) from operations	8,438	261	(540)	8,159
Total assets	162,698	22,114	(21,911)	162,901
Year-Ended December 31, 2001				
Revenues	82,934	29,490	(20,193)	$ 92,231
Income (loss) from operations	(6,350)(1)	1,925	7	(4,418)
Total assets	151,848	19,601	(19,088)	152,361

(1) Includes the write-off of acquired in-process research and development.

Our products are broken into two product families. The Drug Discovery family includes the IonWorks HT, FLIPR, CLIPR, Cytosensor, Analyst, and Discovery-1 product lines, and related consumables. The Life Sciences Research family includes the Maxline, Threshold, MetaMorph and Skatron product lines. Consolidated revenue from our product families was as follows (in thousands):

	YEARS ENDED DECEMBER 31,		
	2003	2002	2001
Drug Discovery	$ 51,864	$ 45,826	$43,859
Life Sciences Research	63,717	56,331	48,372
Total revenues	$115,581	$102,157	$92,231

Sources of consolidated revenue from significant geographic regions were as follows (in thousands):

	YEARS ENDED DECEMBER 31,		
	2003	2002	2001
North America	$ 72,403	$ 64,819	$61,649
Europe	28,090	25,331	20,136
Rest of World	15,088	12,007	10,446
Total revenues	$115,581	$102,157	$92,231

Note 10. Legal Proceeding

On April 16, 2002, Caliper Technologies Corp. filed a patent infringement lawsuit against us in U.S. District Court for the Northern District of California alleging that our IMAP assay kits infringe U.S. patents held by Caliper. We settled the patent infringement lawsuit with Caliper in November 2003. In connection with the settlement, we entered into a nonexclusive license agreement with Caliper pursuant to which we paid Caliper a one-time licensing fee and will pay royalties based on future sales of IMAP products.

Note 11. Related Party Transactions

We paid Essen Instruments ("Essen") $2.2 million and $700,000, primarily for inventory in 2003 and 2002, respectively. Our Chief Executive Officer is a member of the Board of Directors of Essen and Molecular Devices is also a minority investor in Essen.

In December 2003, Molecular Devices and Essen entered into a services agreement whereby Essen will provide certain services for two years in exchange for the return of a portion of the Essen shares owned by Molecular Devices. No consideration had been earned under this agreement as of December 31, 2003.

Note 12. Subsequent Event

In February 2004, we repurchased 630,000 shares of common stock for approximately $12.0 million. These shares will be accounted for as treasury stock, at cost.

Note 13. Quarterly Financial Data (Unaudited)

Summarized quarterly financial data is as follows:

	First	Second	Third	Fourth
	(In thousands, except per share amounts)			
Fiscal 2003				
Revenues	$24,550	$28,505	$ 29,276	$33,250
Gross profit	15,022	17,921	18,513	20,870
Net income	721	1,781	2,279	2,961
Basic net income per share	0.05	0.12	0.15	0.20
Diluted net income per share	0.05	0.12	0.15	0.20
Fiscal 2002				
Revenues	$20,625	$25,440	$ 25,907	$30,184
Gross profit	12,575	14,985	15,534	18,502
Net income	723	1,680	1,795	2,607
Basic net income per share	0.05	0.11	0.12	0.17
Diluted net income per share	0.05	0.11	0.12	0.17
Fiscal 2001				
Revenues	$20,732	$23,981	$ 22,140	$25,378
Gross profit	12,756	14,648	13,487	15,802
Net income (loss)	1,644	2,435	(11,212) (1)	1,896
Basic net income (loss) per share	0.10	0.15	(0.69)	0.12
Diluted net income (loss) per share	0.10	0.15	(0.69)	0.12

(1) Includes a charge of approximately $12.6 million for the write-off of acquired in-process research and development related to the acquisition of Cytion S.A.

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS (IN THOUSANDS)

Description	BALANCE AT BEGINNING OF YEAR	CHARGED TO COSTS	DEDUCTIONS	BALANCE AT END OF YEAR
Allowance for doubtful accounts receivable for the year ended December 31, 2001	$ 561	$597	$ (10)	$1,148
Allowance for doubtful accounts receivable for the year ended December 31, 2002	$1,148	$ —	$(714)	$ 434
Allowance for doubtful accounts receivable for the year ended December 31, 2003	$ 434	$ 77	$(103)	$ 408

exhibit index

EXHIBIT NUMBER	DESCRIPTION OF DOCUMENT
2.1(1)	Form of Agreement and Plan of Merger between the Registrant and Molecular Devices Corporation, a California Corporation
2.2(2)	Stock and Asset Purchase Agreement, dated as of May 17, 1999, among Molecular Devices Corporation, a Delaware corporation, Helge Skare, Wiel Skare, Steinar Faanes and Sten Skare, each an individual resident in Norway, Skatron Instruments AS, a Norwegian company, and Skatron Instruments, Inc., a Virginia corporation
2.4(5)	Agreement and Plan of Merger and Reorganization dated as of June 7, 2000 by and among Molecular Devices Corporation, Mercury Acquisition Sub, Inc. and LJL BioSystems, Inc.
2.5(11)	Stock Purchase Agreement dated as of November 14, 2000 by and among JCR Pharmaceuticals, K.K. and Molecular Devices Corporation
2.6(12)	Stock Purchase Agreement dated as of July 6, 2001 by and among Molecular Devices, Cytion S.A., Jean-Pierre Rosat (as agent for the stockholders of Cytion) and each of the stockholders of Cytion.
2.7(13)	Stock Purchase Agreement dated as of June 1, 2002 by and among Molecular Devices, Universal Imaging Corporation, Theodore Inoue (as agent for the stockholders of Universal Imaging Corporation) and each of the stockholders of Universal Imaging Corporation.
3.1(1)	Amended and Restated Certificate of Incorporation of Registrant
3.2(1)	Bylaws of the Registrant
3.3(8)	Certificate of Amendment to Certificate of Incorporation
4.1(1)	Specimen Certificate of Common Stock of Registrant
10.1(1)*	1988 Stock Option Plan
10.2(1)*	Form of Incentive Stock Option under the 1988 Stock Option Plan
10.3(1)*	Form of Supplemental Stock Option under the 1988 Stock Option Plan
10.4(8)*	1995 Employee Stock Purchase Plan
10.6(1)*	Form of Nonstatutory Stock Option under the 1995 Non-Employee Directors' Stock Option Plan
10.8(1)*	Form of Incentive Stock Option under the 1995 Stock Option Plan
10.9(1)*	Form of Nonstatutory Stock Option under the 1995 Stock Option Plan
10.10(1)*	Form of Early Exercise Stock Purchase Agreement under the 1995 Stock Option Plan
10.11(1)*	Form of Indemnity Agreement between the Registrant and its Directors and Executive Officers
10.19(2)*	Key Employee Agreement for Joseph D. Keegan, Ph.D., dated March 11, 1998, as amended
10.20(3)	Exclusive License and Technical Support Agreement dated August 28, 1998 by and between the Registrant and Affymax
10.21(3)*	Employee Offer Letter for Tim Harkness
10.23(3)*	Employee Offer Letter for John Senaldi
10.24(4)*	1995 Non-Employee Director's Stock Option Plan, as amended
10.25(14)*	1995 Stock Option Plan, as amended
10.26(6)*	Employee Offer Letter for Patricia Sharp
10.27(7)*	LJL BioSystems 1994 Equity Incentive Plan and Forms of Agreements
10.28(7)*	LJL BioSystems 1997 Stock Plan and Forms of Agreements
10.29(7)*	LJL BioSystems 1998 Directors' Stock Option Plan and Forms of Agreements
10.33(9)	Lease Agreement dated May 26, 2000 by and between Aetna Life Insurance Company and the Registrant
10.34(10)*	Change in Control Severance Benefit Plan
10.35(12)	Rights Agreement, dated October 25, 2001, among the Registrant and EquiServe Trust Company, N.A.
10.36(8)*	Key Employee Agreement for Stephen Oldfield
10.37(8)*	Key Employee Agreement for Tom O'Lenic
10.38(14)*	2001 Stock Option Plan
10.39(14)	Lease dated May 28, 2002 by and between The Irvine Company and the Registrant
10.40(14)*	Letter Agreement dated April 11, 2002 by and between the Registrant and Joseph D. Keegan, Ph.D.
10.41(14)*	Letter Agreement dated April 11, 2002 by and between the Registrant and Timothy A. Harkness

EXHIBIT NUMBER	DESCRIPTION OF DOCUMENT
10.42(14)*	Letter Agreement dated April 11, 2002 by and between the Registrant and John S. Senaldi
21.1	Subsidiaries of the Registrant
23.1	Consent of Ernst & Young LLP, Independent Auditors
31.1	Certification required by Rule 13a-14(a) or Rule 15d-14(a).
31.2	Certification required by Rule 13a-14(a) or Rule 15d-14(a).
32.1**	Certifications required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C 1350).

---

(1) Incorporated by reference to the similarly described exhibit in our Registration Statement on Form S-1 (File No. 33-98926), as amended.

(2) Incorporated by reference to the similarly described exhibit in our Form 10-Q Quarterly Report dated June 30, 1998, and filed August 13, 1998.

(3) Incorporated by reference to the similarly described exhibit in our Form 10-Q Quarterly Report dated September 30, 1998, and filed November 13, 1998.

(4) Incorporated by reference to the similarly described exhibit in our Registration Statement on Form S-8 (File No. 333-86159), as amended.

(5) Incorporated by reference to the similarly described exhibit in our Current Report on Form 8-K filed June 12, 2000.

(6) Incorporated by reference to the similarly described exhibit in our Form 10-Q Quarterly Report dated September 30, 2000 and filed on November 13, 2000.

(7) Incorporated by reference to the similarly described exhibit filed with LJL BioSystems' Registration Statement on Form S-1 (File No. 333-43529) declared effective on March 12, 1998.

(8) Incorporated by reference to the similarly described exhibit in our Form 10-K Annual Report dated December 31, 2001 and filed on April 1, 2002.

(9) Incorporated by reference to the similarly described exhibit in our Form 10-K Annual Report dated December 31, 2000 and filed on March 30, 2001.

(10) Incorporated by reference to the similarly described exhibit in our Form 10-Q Quarterly Report dated March 31, 2001 and filed on May 11, 2001.

(11) Incorporated by reference to the similarly described exhibit in our Form 10-Q Quarterly Report dated June 30, 2001 and filed on August 14, 2001.

(12) Incorporated by reference to the similarly described exhibit in our Current Report on Form 8-K filed October 30, 2001.

(13) Incorporated by reference to the similarly described exhibit in our Current Report on Form 8-K filed on June 12, 2002.

(14) Incorporated by reference to the similarly described exhibit in our Form 10-K Annual Report dated December 31, 2003 and filed on March 27, 2003.

* Management contract or compensatory plan or arrangement.

** The certification attached as Exhibit 32.1 accompanies the Annual Report on Form 10-K pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not be deemed "filed" by the Company for purposes of Section 18 of the Securities Exchange Act of 1934, as amended.

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corporate information

Molecular Devices Corporation

Board of Directors

Joseph D. Keegan, Ph.D.
President and
Chief Executive Officer
Molecular Devices Corporation

Moshe H. Alafi
General Partner
Alafi Capital Company

David L. Anderson
Managing Director
Sutter Hill Ventures

A. Blaine Bowman
Chairman
Dionex Corporation

Paul Goddard, Ph.D.
Chairman
ARP Pharma, Inc.

André F. Marion
Independent Investor

Harden M. McConnell, Ph.D.
Robert Eckles Swain Professor of
Physical Chemistry, Emeritus
Stanford University

J. Allan Waitz, Ph.D.
Independent Investor

Corporate Officers

Joseph D. Keegan, Ph.D.
President and
Chief Executive Officer

Timothy A. Harkness
Vice President Finance and
Chief Financial Officer

Gillian M. K. Humphries, Ph.D.
Vice President
Strategic Affairs

Robert J. Murray
Vice President Operations

Stephen J. Oldfield, Ph.D.
Vice President
Worldwide Marketing

Thomas J. O'Lenic
Vice President
North American Sales and Service

Patricia C. Sharp
Vice President Human Resources

J. Richard Sportsman, Ph.D.
Vice President
Assay and Reagent R&D

Andrew T. Zander, Ph.D.
Vice President Engineering

Corporate Headquarters

Molecular Devices Corporation
1311 Orleans Drive
Sunnyvale, California 94089-1136

United States of America
Universal Imaging Corporation
402 Boot Road
Downingtown, Pennsylvania 19335

United Kingdom
Molecular Devices Ltd.
135 Wharfedale Road
Winnersh Triangle
Winnersh
Wokingham RG41 5RB UK

Germany
Molecular Devices GmbH
Gutenbergstrasse 10
85737 Ismaning
München, Germany

Japan
Nihon Molecular Devices
Crest Yasuda Building, 6F
3-21 Kanda Nishiki-cho, Chiyoda-ku,
Tokyo, 100-0054
Japan

Norway
Molecular Devices Skatron
Dolasletta 3
3408 Tranby
Norway

Independent Auditors

Ernst & Young LLP
1451 Page Mill Road
Building 1, Suite 200
Palo Alto, California 94304

Legal Counsel

Cooley Godward LLP
5 Palo Alto Square
3000 El Camino Real
Palo Alto, California 94306-2155

Stockholder Inquiries

Equiserve Trust Company
210 W. 10th Street
Kansas City, Missouri 64105
Tel: (816) 843-4299
www.equiserve.com

Investor Relations

Molecular Devices Corporation welcomes inquiries from its stockholders and other interested investors. Additional copies of this report or other financial matter will be furnished without charge upon request to:

Timothy Harkness
Tel: (408) 747-3533
Fax: (408) 747-3696
Email: ir@moldev.com

Annual Meeting

The Annual Meeting of Stockholders will be held at 10:30 a.m. on May 27, 2004, at the company's corporate headquarters, located at 1311 Orleans Drive, Sunnyvale, California. Those unable to attend are invited to address questions and comments to Timothy Harkness at the Company's headquarters.

Stock Trading

The company's common stock is traded on the Nasdaq stock market under the symbol MDCC.

Stock Prices

2003	Q1	Q2	Q3	Q4
High	17.05	18.03	20.31	20.38
Low	10.97	11.20	15.51	17.76

2002	Q1	Q2	Q3	Q4
High	21.47	19.64	16.15	19.32
Low	17.83	14.40	10.22	10.87

The company has never paid any cash dividends on its capital stock and does not anticipate paying cash dividends for the foreseeable future.

World Wide Web Home Page

www.moleculardevices.com

This annual report contains "forward-looking" statements. For this purpose, any statements contained in this Annual Report that are not statements of historical fact may be deemed to be forward-looking statements. Words such as *believes, anticipates, plans, predicts, expects, estimates, intends, will, continue, may, potential, should* and similar expressions are intended to identify forward-looking statements. There are a number of important factors that could cause our results to differ materially from those indicated by these forward-looking statements, including, among others, risks detailed from time to time in the Company's SEC reports, including the Company's Annual Report on Form 10-K for the year ended December 31, 2003. The Company assumes no duty to update any of the forward-looking statements after the date of this report or to conform these statements to actual results.

United States
Molecular Devices Corporation
T 800·635·5577
F 408·747·3601

Universal Imaging Corporation
T 610·873·5610
F 610·873·5499

United Kingdom
Molecular Devices Ltd.
T +44·118·944·8000
F +44·118·944·8001

Germany
Molecular Devices GmbH
T +49·89·9605·880
F +49·89·9620·2345

Japan
Nihon Molecular Devices
T +81·3·5282·5261
F +81·3·5282·5262

Norway
Molecular Devices Skatron
T +47·32·859·800
F +47·32·859·801

www.moleculardevices.com

Molecular Devices